As filed with the Securities and Exchange Commission on December , 2005
                                                                                                                                Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

PUDA COAL, INC.
( Name of small business issuer in its charter)

FLORIDA	2800	65-1129912
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code)	Identification Number)

426 Xuefu Street, Taiyuan, Shanxi Province, The People's Republic of China
011 86 351 228 1300
(Address and telephone number of principal executive offices and place of business)

Keating Securities, LLC
5251 DTC Parkway
Greenwood Village, CO 80111
_______________________
(Name, address and telephone of agent for service)

_____________________________
Copies to:
Janet N. Gabel, Esq.
Omer Ozden, Esq.
Hodgson Russ LLP
One M&T Plaza, Suite 2000
Buffalo, NY 14203
(716) 856-4000
_____________________________

Approximate date of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock	3,200,000	2.08	6,656,000	712.20

Common Stock to be issued upon conversion of notes	23,200,000	2.08 (2)	$48,256,000	$5,163.40
Common Stock underlying warrants exercisable at $0.60 per share	27,500,000	2.08 (3)	$57,200,000	$6120.40

Total	53,900,000	2.08	$112,112,000	$11,966.00

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1.	We are registering the resale of shares of common stock by Selling Security Holders that we have issued or will issue to the Selling Security Holders as a result of private placements that we have made. Pursuant to Rule 416 under the Securities Act, the shares being registered hereunder include such indeterminate number of additional shares of Common Stock as may be issuable with respect to the shares being registered as a result of stock splits, stock dividends and similar changes.

2.	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 (c). We have estimated the offering price to be $2.08 per share based on the reported average bid and asked price for shares of our stock in the over-the-counter market on December15, 2005.

3.	Represents the higher of: (a) the exercise prices of the warrants and (b) the offering price of securities of the same class as the common stock underlying the warrants calculated in accordance with rule 457(c), for the purpose of calculating the registration fee pursuant to Rule 457(g).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Selling Security Holders will not sell these securities until after the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED

PUDA COAL, Inc.
53,900,000 Shares of Common Stock

__________________

        This prospectus relates to the offer for sale of up to 53,900,000 shares of our common stock by certain existing holders of the securities, referred to as Selling Security Holders throughout this document. We will not receive any of the proceeds of this offering.

        The common stock is traded in the over-the-counter market and prices are quoted on the NASD Bulletin Board under the symbol "PUDC." On December 15, 2005, the last reported bid price was $___. Except under certain circumstances, the Selling Security Holders will sell the shares from time to time through independent brokerage firms in the over-the-counter market at market prices prevailing at the time of sale.

          Investing in our stock involves substantial risks. See "Risk Factors" beginning on page __.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
__________________

The date of this Prospectus is December ___, 2005

TABLE OF CONTENTS

SUMMARY	2
RISK FACTORS	5
USE OF PROCEEDS	17
DILUTION	17
SELLING SECURITY HOLDERS	17
SELLING SECURITY HOLDER TABLE	18
PLAN OF DISTRIBUTION	21
LEGAL PROCEEDINGS	23
OFFICERS AND DIRECTORS	23
PRINCIPAL STOCKHOLDERS	25
EXPERTS	26
BUSINESS	29
MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	42
FORWARD-LOOKING STATEMENTS	42
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	47
MARKET FOR OUR CAPITAL STOCK	49
INDEX TO FINANCIAL STATEMENTS	F-1

____________________________

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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-i-

SUMMARY

        This summary highlights information found elsewhere in this Memorandum. Accordingly, it does not contain all of the information which may be important to you. Prospective purchasers should read the following summary carefully in conjunction with the more detailed information appearing elsewhere in this Memorandum concerning the Company and the Securities being offered, including our financial statements and related notes and the information under "Risk Factors." As used herein, references to "we", "our", "us", the "Company" refer to Puda Coal, Inc., and its controlled affiliates.

Overview

        We are a leading supplier of China's high grade metallurgical coking coal, which is used to make coke for purposes such as steel manufacturing. Although there are no industry published reports on capacity statistics, we believe, based on our knowledge of our competitors' capacity, that we are currently the largest coking coal cleaning company in Shanxi Province in terms of capacity, and we believe that we will have the largest cleaning capacity in Shanxi Province when our newly acquired coal washing facility and our expanded facilities are fully operational . Shanxi Province accounts for 20% to 25% of China's coal output and 50% of China's coke production.

        Our company has an offshore holding structure commonly used by foreign investors with operations in China. Puda Coal is a Florida corporation which owns Puda Investment Holding Limited ("Puda BVI"), an International Business Company incorporated in British Virgin Islands; Puda BVI owns Taiyuan Putai Business Consulting Co., Ltd. ("Putai"), a wholly foreign-owned enterprise established under the laws of the People's Republic of China (the "PRC" or "China"). Our operations are conducted exclusively through our controlled affiliate Shanxi Puda Resources Co., Ltd. ("Puda"), which is owned by Zhao Ming (80%) and Zhao Yao (20%). Through a series of operating agreements among Putai, Puda, Zhao Ming and Zhao Yao ("Operating Agreements"), we manage and control the operations of Puda and receive the economic benefits derived from Puda's operations. Zhao Ming and Zhao Yao are executive officers of Puda and Puda Coal and are brothers. They are also significant shareholders of Puda Coal.

        Through Puda, we clean raw coking coal which we purchase from third party coal mines in Shanxi Province. Puda markets the cleaned, high grade coking coal to some of China's largest coke and steel makers in its geographic market. Our current primary geographic markets include:

•	Shanxi Province (approximately 30% of total sales)
•	Inner Mongolia Autonomous Region (approximately 35% of total sales)
•	Hebei Province (approximately 15% of total sales)
•	Beijing (approximately 10% of total sales)
•	Tianjin (approximately 10% of total sales).

        We focus on value-added coal washing processes and specialize in providing high quality, cleaned coking coal for use primarily in steel making. The demand for the form of high quality coking coal which we produce is primarily driven by China's industrial expansion and advancement. We are not a coal mining operation and do not own any coal mines.

        We are supplied raw coking coal by a number of mines in Liulin County, as well as other mines in Shanxi Province. Our primary supplier of high quality raw coking coal is Liulin Jucai Coal Industry Co. Ltd. ("Jucai Coal"), a coal mine that is owned 75% by Zhao Yao, our Chief Operating Officer and a significant stockholder of Puda Coal. In addition to us, Jucai Coal also supplies high grade coal to other unrelated parties; however, we have a preferred supply arrangement with Jucai Coal. Jucai Coal controls about 60% of Liulin County's high quality coking coal (0.6% maximum sulfur content, 4% internal ash content, and 10% external ash content) and has proven reserves of 80 million metric tons ("MT").

        Jucai Coal's annual production of high quality coking coal increased from about 500,000 MT in 2004 to an estimated 800,000 MT in 2005, with annual production expected to reach over 1 million MT in 2007 and 1.5 million in 2009. Jucai Coal currently produces about 50% of Liulin County's high quality coking coal. Jucai Coal has committed to supply us with its high quality raw coking coal requirements, and as a result, we believe that we will have access to sufficient high quality coking coal to meet our needs, even as we increase our cleaned coking coal washing capacity.

        We also source coking coal from two major Liulin County coal mines located near our cleaning facilities. These mines produce quality coking coal, although not at the quality level that Jucai Coal produces. These suppliers provide raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content.

        In addition, we have access to quality raw coking coal through Puda Resources Group Co., Ltd. ("Puda Group"), which is also controlled by Zhao Ming (80%) and by Zhao Yao (20%). Puda Group has raw coking coal available from its 50%-owned Miao Wan Coal Mine in Liulin County and its 100%-owned Zhong Yang Coal Mine in Zhong Yang County, Shanxi Province. These two mines produce raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content. Miao Wan Coal Mine and Zhong Yang Coal Mine each have current annual production of 400,000 MT, while Zhong Yang is expected to increase its output to 600,000 MT by the end of December 2005 due to upgrades and additions to its mining machinery. These two mines have combined, proven reserves of nearly 80 million MT.

        To produce consistent quality clean coking coal meeting steel makers specifications (less than 9.5% external ash content and 0.6% maximum sulfur content), Puda mixes about 55% to 60% of high quality raw coking coal by weight with 40% to 45% lower quality raw coking coal by weight. Although the supply of high quality raw coking coal is limited even in Shanxi Province, Puda has direct access to an abundance of the high quality raw coking coal through Jucai Coal, two related party mines and two non-related party mines. Meanwhile, the lower quality raw coking coal is available in more abundance and less difficult to source. With Puda's extensive experience in sourcing and mixing different quality raw coals to achieve customer specifications, we can produce the optimum raw coal blend input which typically results in the lowest effective cost per metric ton of raw coal blend input. An optimum raw coal blend input also is a primary determinate in achieving high processing yield. Processing yield is measured by the metric tons of cleaned coking coal produced per metric ton of raw coal blend inputs. A lower quality raw coal blend input will generally reduce the yield. Puda is typically able to achieve a yield of approximately .70 MT of cleaned coal per 1 MT of raw coal, and this is expected to increase as a result of new cleaning facilities currently being built.

        We currently have annual cleaned coal washing capacity of 1,500,000 MT. Puda is in the process of significantly expanding that capacity to 2.7 million MT. Currently, Puda operates two cleaning facilities. Shanxi Liulin Jucai Plant, which it owns, has an annual capacity of 400,000 MT. The Shanxi Liuling Dongqiang Plant, which Puda leases from Jucai Coal, is located about two miles from the Jucai Coal mine and has an annual capacity of 100,000 MT. The lease for the Shanxi Liulin Jucai Plant expires in 2006 and will not be renewed.

        Puda is significantly increasing its coal cleaning capacity through the acquisition of a new facility adjacent to its existing Shanxi Liulin Jucai Plant (the "New Shanxi Liulin Jucai Plant") which will have an annual capacity of 1.1 million MT, as well as through its pending acquisition of a new facility and related land use rights in Zhong Yang County, Shanxi Province (the "New Zhong Yang Plant") which will have an annual capacity of 1.2 million MT. The New Shanxi Liulin Jucai Plant is fully operational. The New Zhong Yang Plant went into testing in November 2005 and is expected to be fully operational by the beginning of 2006. The New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant are both being acquired at cost from Puda Group.

        With our significant expansion of coking coal cleaning capacity, we believe that we are well positioned to participate in the early stages of China's modernization of the coal, coking and steel making industries. The Shanxi provincial authorities are shutting down coal mines with less than 300,000 MT output per year in an effort to stream line its coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics. By acquiring modern facilities and adhering to Shanxi's emissions standards, we have adopted a business strategy that we believe ideally fits the industry's development path and will make us a leader in Shanxi's coal industry.

        With the additional cleaning capacity and the increased annual production of high quality coking coal from Jucai Coal and our other related party mines, we expect to achieve significant growth in our business.

Industry and Competitive Factors

        Other industry and competitive factors which we believe will be critical to achieving our growth strategy include:

•

Largest Coking Coal Supplier in China's Top Coal Province. Although there are no industry published reports on capacity statistics, we believe, our capacity expansion to 2.7 million MT per year by the beginning of 2006 will make us Shanxi's largest cleaned coking coal supplier in terms of capacity. As such a large volume supplier, we will enjoy certain advantages as we believe our primary customer base of coke and steel makers will continue to focus on suppliers that can deliver large volume, consistently high quality coking coal.

•

Access to Highest Quality Raw Coking Coal. We have access to the highest quality raw coking coal in Liulin County - an area famed as China's "King of Coal", which has the highest processing yield and the lowest processing cost of any coking coal in China. Through Jucai Coal, we have access to about 60% of Liulin County's highest quality coking coal deposits with annual output production of over 1 million MT expected by 2007. The other two highest quality coking coal mines in Liulin County combined do not have the reserves and annual output of Jucai Coal. Jucai Coal is giving us priority over its other customers and has agreed to supply us with our entire high quality raw coking coal requirements.

•

Low Cost Producer. As one of Shanxi's lowest average cost cleaned coking coal producers we enjoy a strong competitive advantage because of our processing know-how and experience, modern facilities' operating efficiencies, and our strategic location in Shanxi's Liulin County. Our new cleaning facilities are projected to increase the amount of cleaned coking coal produced per metric ton of raw coking coal input from 0.69 - 0.76 MT to 0.83 MT.

•	Rapid Market Growth. Demand for consistent quality cleaned coking coal is tied to the demand for steel. China's steel production has continued to grow significantly (up 28% in first seven months of 2005 over the prior year's period). Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production that are spearheading China's economic growth. Shanxi Province alone includes independent coke producers that supply 50% of China's coke and 80% of China's exported coke. With rail line access to Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, we can readily serve China's growing appetite for steel production among our long-standing customers - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities.

•

New Sales Volumes Already Contracted. We have already signed supply contracts with some of China's largest steel makers who are seeking to rationalize supply chains (e.g., Beijing Capital Steel & Iron, the second largest steel maker in China), totalling 1.6 million MT of annual cleaned coking coal.

RISK FACTORS

        An investment in our common stock is speculative and involves a high degree of risk. You should carefully consider the following important risks and uncertainties in connection with any investment in our common stock. If the damages threatened by any of the following risks actually occur, our business, financial condition or results of operations would likely suffer significantly. In any of those cases, the value of our common stock could decline significantly, and you may lose all of part of your investment.

        We are subject to a number of risks, including those enumerated below. Any or all of these risks could have a material adverse effect on our business, financial condition, results of operations, and cash flows and on the market price of our common stock.

Risks Relating to Our Business

        Coal Sales Agreements. If any of Puda's long-term coal sales agreements terminate or expire, our revenues and operating profits could suffer if Puda is unable to find alternate buyers willing to purchase its cleaned coking coal on comparable terms to those in Puda's existing contracts. A substantial portion of Puda's sales are made under coal sales agreements, which are important to the stability and profitability of its operations. It is common business practice in China that coal purchase and sale agreements are signed for one year terms, with annual renewals. There is no guarantee that new agreements or renewals will be on terms as favorable as existing agreements or that they will be able to be renewed or new ones will be entered into at all. This practice makes it difficult for Puda to forecast long-term purchase and sale quantities and can negatively effect its ability to manage its inventory. Coal sales agreements also typically contain force majeure provisions allowing temporary suspension of performance by Puda or the customer during the duration of specified events beyond the control of the affected party. Moreover, although sales agreements may be in force, the buyer is generally not obligated to take the quantities specified in the sales contracts.

        Reliance on Major Customers. A significant portion of Puda's sales are dependent on its major customers and the loss of, or significant reduction in, purchases by Puda's largest customers could adversely affect its revenues. In 2004, 39.2% of Puda's sales in metric tons were to its top three major customers, Liudian Burning Materials (15.2%), Liulin Coalmine Washing Plant (13.5%) and Qianyi Jinyan Corp. (10.5%). Puda's ability to conclude favorable terms of sale with its major customers may be substantially impaired by its reliance on these three major customers. Given the large percentage of its revenues derived from the sale of cleaned coking coal to these three customers, any adverse developments in their respective operations could have an adverse impact on its results of operations. In addition, during the same period, 57% of total cleaned coking coal revenues were from sales to Puda's five largest customers. Puda's coal sales contracts with its customers are generally for one-year terms, which may be renewed by the parties at the end of the term for an additional one year. Puda is currently discussing the extension of existing agreements or entering into new sales agreements with some of these customers, but these negotiations may not be successful and those customers may not continue to purchase cleaned coking coal from Puda. If purchases from these customers are significantly reduced, or if Puda is unable to sell cleaned coking coal to them on terms as favorable to Puda as the terms under its current agreements, Puda's financial condition and results of operations could suffer materially.

        Coal Price Adjustments. Puda's operating profits may be negatively effected by fluctuations in the price of raw coking coal. Puda is subject to short-term coal price volatility and may be forced to purchase raw coking coal at higher prices. Puda purchases different qualities of raw coking coal for blending and resale after processing. Each quality level has a different yield, calculated as the ratio of pre-processing raw coal blend input by volume to the post-processing cleaned coal by volume. Yield is a major factor in processing costs because the higher the level of impurities such as ash in the raw coal input (that is, the lower the quality), the lower yield. Puda may be unable to compensate for a rise in the price of one coal by adjusting the coal blend in a manner that does not impact its profits, and may be unable to pass the cost increase of raw coals on to customers. This may adversely affect gross margins and profitability. In addition, as raw material costs increase, if Puda cannot adjust its prices to its customers in such cases or find alternative customers willing to purchase its cleaned coking coal at a higher price, Puda's profitability may be adversely impacted. Puda's sales agreements with its customers generally contain provisions that permit the parties to adjust the contract price of the cleaned coking coal upward or downward at specified times. For example, Puda may adjust these contract prices because of increases or decreases in the price of raw coal from its mining suppliers, general inflation or deflation, or changes in the cost of producing raw or cleaned coking coal caused by such things as changes in taxes, fees, royalties or the laws regulating the mining, production, sale or use of coal. However, if the parties fail to agree on a price under these provisions, many agreements permit the customer to terminate the contract or refuse to buy all of the quantities contracted for. There is no guarantee that Puda will be able to replace these contracts or find different customers to purchase the quantities of cleaned coking coal not purchased under such a contract. Even if it can replace such contracts or find such new customers, there is no guaranty that such sales will be on terms as favorable as the agreements being replaced. In addition, as existing contracts expire, there is no guaranty that renewals of those agreements, if they are entered into at all, will be adjusted for increased raw material costs. Market prices for raw coking coal generally increased in most regions in China in 2004 and 2005. Top quality raw coking coal is critical for Puda to maintain operating efficiencies and deliver the cleaned coal specifications required by its customers. Since top quality raw coking coal is more limited in supply, its price tends to be more volatile. A general rise in coking coal prices also may adversely affect the price of, and demand for, coke and products made with coke such as pig iron, steel and concrete. This may in turn lead to a fall in demand for the Company's products.

        Cyclical Coal Markets. Puda's business and operating results are substantially dependent on China's domestic demand for cleaned coking coal. Because the domestic demand for cleaned coking coal is directly affected by the international demand for cleaned coking coal and coal products generally, although it does not currently export any of its product, its business and operating results are also indirectly affected by international demand. The domestic and international coking coal markets are cyclical and exhibit fluctuation in supply and demand from year to year and are subject to numerous factors beyond its control, including, but not limited to, the economic conditions in China, the global economic conditions and fluctuations in industries with high demand for coal, such as the steel and power industries. Historically, the domestic and international markets for cleaned coking coal, coal and coal-related products have at times experienced alternating periods of increased demand, causing production capacity, prices and margins to increase, followed by periods of excess supply, causing production capacity, prices and margins to decline. There can be no assurance that the domestic or international demand for cleaned coking coal will continue to grow, or that the domestic or international cleaned coking coal markets will not experience excess supply. A significant decline in demand or excess supply for cleaned coking coal may have a material adverse effect on our business and results of operations.

        Cleaned Coal Quality Specifications. Most coal sales agreements contain provisions requiring Puda to deliver coking coal meeting quality thresholds for certain characteristics such as BTUs, sulfur content, ash content, grindability and ash fusion temperature. Failure to meet these specifications could result in economic penalties, including price adjustments, the rejection of deliveries or termination of the contracts.

        Impact of Transportation Costs and Availability. Increases in transportation costs could make some of Puda's operations less competitive than other sources of cleaned coking coal. Coal producers and processors depend upon rail, barge, trucking, overland conveyor and other systems to deliver coal to markets. While Puda's customers typically arrange and pay for transportation of cleaned coking coal from Puda's facilities to the point of use, disruption of these transportation services because of weather-related problems, strikes, lock-outs or other events could temporarily impair Puda's ability to supply coal to its customers and thus could adversely affect Puda's results of operations. For example, the high volume of raw coal shipped from all Shanxi Province mines could create temporary congestion on the rail systems servicing that region. If transportation for Puda's cleaned coking coal becomes unavailable or uneconomic for its customers, Puda's ability to sell cleaned coking coal could suffer. Transportation costs can represent a significant portion of the total cost of cleaned coal. Since Puda's customers typically pay that cost, it is a critical factor in a distant customer's purchasing decision. Moreover, certain coal sales agreements permit the customer to terminate the contract if the cost of transportation increases by specified amounts in any given 12-month period. In addition, as Puda expands is capacity and production levels, there is no guaranty that transportation will be available at a reasonable price, if available at all, to transport the additional cleaned coking coal to Puda's customers.

        Coal Processing Costs. Puda's coal processing and cleaning operations are subject to conditions beyond its control that can delay coking coal deliveries or increase the cost of processing coking coal for varying lengths of time. These conditions include weather and natural disasters, unexpected maintenance problems, key equipment failures, variations in rock and other natural materials. Delays could result in customers canceling their contracts or refusing to purchase cleaned coal which is not delivered on time. There is no guaranty that Puda could replace those sales on equally favorable terms, or that they could be replaced at all.

        Raw Coal Supply Sources. Seven of Puda's total of eight raw coking coal suppliers provided 10% or more of Puda's total raw coal purchases in tonnage in 2004, although no supplier provided more than 15% of Puda's total purchases in tonnage. Jucai Coal, the coal mine owned 75% by Zhao Yao, supplies Puda with top quality coking coal. Jucai Coal also sells top quality coking coal to other customers. Jucai Coal sold approximately 20% and 10% of its top quality raw coal production in 2003 and 2004, respectively, to Puda at prevailing market prices. The raw coking coal purchased from Jucai Coal accounted for approximately 19% and 12% of Puda's total raw coal purchases in tonnage in 2003 and 2004, respectively. Jucai Coal is an important source of top quality coking coal to Puda. If for any reason, Jucai Coal is unable or unwilling to supply its top quality coking coal to Puda in sufficient quantities, Puda's business will be adversely affected because there are very few large top quality coking coal suppliers in reasonable proximity to Puda's cleaning facilities. Because of Puda relationship with Jucai Coal, other top quality coking coal suppliers may be unwilling to supply Puda. Suppliers of lower quality coking coal are greater in number, and Puda has relatively long-term relationships with these suppliers. However, there is no assurance that any of these suppliers, including Jucai Coal, will continue to provide raw coal to Puda on a timely basis, if at all. If these suppliers face production shortages or the business relationships between Puda and these suppliers deteriorates, Puda may have difficulty in sourcing raw coking coal of comparable quality from other suppliers in a timely manner at comparable prices. In the event top quality raw coking coal is not available or is available in reduced quantities, Puda may be required to incur additional processing costs and may suffer reduced processing yield, both of which will adversely impact profitability. The Shanxi provincial authorities have recently instituted a program to streamline the Province's coal mining and processing facilities. Even if the mines where Puda obtains its coal are not shut down, the closing of mines is likely to increase demand, potentially creating shortages and driving up prices, all of which could adversely effect Puda's bottom line.

        Limited Cleaning Capacity; Delays in Delivery of Cleaned Coal. If Puda's sales increase, there is no assurance that Puda will be able to deliver increased product volumes on a timely, quality consistent and efficient basis. Puda has limited coal cleaning capacity. Currently, Puda's coal cleaning facilities can process up to 1,500,000 MT of clean coking coal per year. In 2003 and 2004, Puda's sales of clean coking coal were 363,000 tons and 315,000 tons, respectively, representing approximately 73% and 63% of overall cleaning capacity in 2003 and 2004, respectively. Puda may encounter unexpected delays in putting its new facilities into full and continuous production. If Puda's capacity is not sufficient, it may not be able to meet customer demand or timing requirements of its customers, nor will it be able to meet its projected sales growth targets, all of which will have a material adverse effect on its business operations and finances.

        Geographic Concentration; Fluctuations in Regional Economic Conditions. Nearly all of Puda's sales are concentrated in the central and northern area of China. Accordingly, Puda is susceptible to fluctuations in its business caused by adverse economic conditions in such regions. Difficult economic conditions in other geographic areas into which Puda may expand may also adversely affect its business, operations and finances.

        Coal Industry Capacity in China. If the coal industry experiences overcapacity in the future, Puda's profitability could be impaired. During the mid-1970s and early 1980s, a growing coal market and increased demand for coal in China attracted new investors to the coal industry, spurred the development of new mines and resulted in added production capacity throughout the industry, all of which led to increased competition and lower coal prices. Similarly, an increase in future coal prices could encourage the development of expanded capacity by new or existing coal producers and coal processors. Any overcapacity could reduce coal prices in the future.

        Dependence on Executives. Puda Coal and Puda are highly dependent on the services of Zhao Ming and Zhao Yao, who are brothers, and the loss of their services would have a material and adverse impact on their operations. Puda is also dependent upon its relationship with their other controlled businesses. They have been primarily responsible for the development of Puda and the development and marketing of its products. None of the newly appointed executive officers of Puda Coal and Puda, including Zhao Ming and Zhao Yao currently have formal employment agreements with Puda Coal or Puda. Neither Puda Coal nor Puda has applied for key-man life insurance on the lives of these executives.

        Proprietary Knowledge and Absence of Patent Protection. Puda has no patents covering its cleaning processes and relies on the confidentiality of its cleaning processes for its coking coal in producing a competitive product. There is no assurance that confidentiality of its know-how can be maintained or that it will afford Puda a meaningful competitive advantage.

        Competition. The coal crushing, washing and processing business is highly competitive in China and, therefore, Puda faces substantial competition in connection with the marketing and sale of its products. Most of Puda's competitors are well established, have greater financial, marketing, personnel and other resources, have been in business for longer periods of time than Puda, and have products that have gained wide customer acceptance in the marketplace. There is no assurance that Puda can maintain or expand its market share. The greater financial resources of such competitors will permit them to implement extensive marketing and promotional programs.

        Lack of Business Insurance. Puda is self-insured and does not carry any property insurance, general liability insurance, or any other insurance that covers the risks of its business operations. As a result, any material loss or damage to its properties or other assets, or personal injuries arising from its business operations would have a material adverse affect on its financial condition and operations.

        Puda Coal does not carry officer and director liability insurance. This may cause Puda Coal to experience difficulties in convincing qualified persons to fill such positions.

        Significant Assets are Subject to a Lien held by a Related Party. Puda is financed its acquisition of the New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant through Puda Group, an entity owned 60% by Zhao Ming and 20% by Zhao Yao, for an aggregate cost of $13 million paid through a 6% secured Facilities Note amortized over 10 years. The note is secured by the assets purchased. If Puda defaults on the note, the security could be enforced and title to the assets could be lost, having a significant negative impact on Puda's ability to produce its product.

        Terrorist Attacks and Military Conflict. Terrorist attacks and threats, escalation of military activity in response to such attacks or acts of war may negatively affect Puda's and Puda's business, financial condition and results of operations. Puda's business is affected by general economic conditions, fluctuations in consumer confidence and spending, and market liquidity, which can decline as a result of numerous factors outside of its control, such as terrorist attacks and acts of war. Future terrorist attacks, rumors or threats of war, actual conflicts involving China or its allies, or military or trade disruptions affecting Puda's customers may materially adversely affect its operations. As a result, there could be delays or losses in transportation and deliveries of processed coal to Puda's customers, decreased sales of its coal and extension of time for payment of accounts receivable from its customers. Strategic targets such as energy-related assets may be at greater risk of terrorist attacks than other targets. In addition, disruption or significant increases in energy prices could result in government-imposed price controls. It is possible that any, or a combination, of these occurrences could have a material adverse effect on Puda's business, financial condition and results of operations.

        Customer Creditworthiness. Puda's ability to collect payments from its customers could be impaired if their creditworthiness deteriorates. Puda's ability to receive payment for cleaned coal sold and delivered depends on the continued creditworthiness of its customers. Puda's customer base is and will be changing as it increases its sales from the added cleaning capacity.

        Expansion Risks. Puda has recently significantly expanded its production capacity through the acquisition of new facilities. One of the plants is still in the testing phase and full production may be delayed by many risks, including shortages of skilled labor, unforeseen environmental or engineering problems, weather interferences and unanticipated cost increases, any of which could have a material adverse effect on the project and could delay the scheduled opening. Such a delay would result in a delay in Puda's receipt of hoped-for increased sales revenues. Even when both facilities are fully operational, there is no guaranty that Puda can successfully integrate these new operations and capitalize on the opportunities from these new facilities. It will be required to add and train personnel, expand its management information systems and control expenses. If it does not successfully address its increased management needs or Puda is otherwise is unable to manage its growth effectively, Puda's operating results could be materially and adversely affected. Moreover, there is no assurance that Puda will be able to sell any or all of the cleaned coal that any newly-constructed capacity could produce, and there is no assurance that Puda will be able to source sufficient raw coal to allow it to utilize such additional processing capacity.

Risks Relating to Doing Business in China

        Doing Business in China. Substantially all of Puda's business operations are conducted in China. Accordingly, its results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China's economy differs from the economies of most developed countries in many respects, including its levels of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Doing business in China involves various risks including internal and international political risks, evolving national economic policies as well as financial accounting standards, expropriation and the potential for a reversal in economic conditions. Since the late 1970s, the Chinese government has been reforming its economic system. These reforms have resulted in significant economic growth and social progress. Although Puda believes that economic reform and the macroeconomic policies and measures adopted by the current Chinese government will continue to have a positive effect on economic development in China and that Puda will continue to benefit from such policies and measures they may enjoy, these policies and measure may from time to time be modified or revised. While the Chinese economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. Furthermore, while the Chinese government has implemented various measures to encourage economic development and guide the allocation of resources, some of these measures may also have a negative effect on Puda. For example, Puda's financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to Puda. Also, since early 2004, the Chinese government has implemented certain measures to control the pace of economic growth including certain levels of price controls on raw coking coal. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect Puda's results of operations and financial condition. Adverse changes in economic policies of the Chinese government or in the laws and regulations, if any, could have a material and adverse effect on the overall economic growth of China, and could adversely affect Puda's business operations.

        China's Legal System. In China, Puda Coal conducts its business primarily through its wholly-owned subsidiary, Putai and through its controlled affiliate, Puda. Puda Coal's operations in China are governed by Chinese laws and regulations. Putai is subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, Chinese legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently-enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their nonbinding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the Chinese legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in

China may be protracted and result in substantial costs and diversion of resources and management attention.

        Litigation in China. Puda Coal conducts substantially all of its operations through its controlled affiliate in Shanxi Province, China, Puda, and substantially all of Puda's assets are located in China. In addition, all of Puda Coal's senior executive officers reside within China. As a result, it may not be possible to effect service of process within the United States or elsewhere outside of China upon Puda Coal's senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Moreover, our Chinese counsel has advised us that China does not have treaties with the United States or many other countries providing for the reciprocal recognition and enforcement of judgment of courts.

        Government Regulation of Mining Industry in China. Puda is subject to extensive regulation by China's Mining Ministry, and by other provincial, county and local authorities in jurisdictions in which its products are processed or sold, regarding the processing, storage, and distribution of its product. Puda's processing facilities are subject to periodic inspection by national, province, county and local authorities. There can be no assurance that Puda is and will continue to be in substantial compliance with current laws and regulations, or whether Puda will be able to comply with any future laws and regulations. To the extent that new regulations are adopted, Puda will be required to conform its activities in order to comply with such regulations. Failure by Puda to comply with applicable laws and regulations could subject Puda to civil remedies, including fines, injunctions, recalls or seizures, as well as potential criminal sanctions, which could have a material and adverse effect on its business, operations and finances. Changes in applicable laws and regulations may also have a negative impact on Puda's sales. Certain contracts with its customers permit the customers to terminate the contract in the event of changes in regulations affecting the industry that increase the price of coal beyond specified limits.

        The government regulation of Puda's coal processing operations, which imposes additional costs on it, and future regulations could increase those costs or limit Puda's ability to crush, clean and process coking coal. China's central, provincial and local authorities regulate the coal mining industry with respect to matters such as employee health and safety, permitting and licensing requirements, air quality standards, water pollution, plant and wildlife protection, reclamation and restoration of mining properties after mining is completed, the discharge of materials into the environment, surface subsidence from underground mining and the effects that mining has on groundwater quality and availability. Puda is required to prepare and present China's central, provincial and local authorities data pertaining to the effect or impact that any proposed processing of coal may have upon the environment. The costs, liabilities and requirements associated with these regulations may be costly and time-consuming and may delay commencement, expansion or continuation of Puda's coal processing operations. The possibility exists that new legislation and/or regulations and orders may be adopted that may materially and adversely affect Puda's operations, its cost structure and/or its customers' ability to use coal. New legislation or administrative regulations (or judicial interpretations of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require Puda or its customers to change operations significantly or incur increased costs. Certain sales agreements contain provisions that allow a purchaser to terminate its contract if legislation is passed that either restricts the use or type of coal permissible at the purchaser's plant or results in specified increases in the cost of coal or its use. These factors and legislation, if enacted, could have a material adverse effect on Puda's financial condition and results of operations.

        Foreign Currency Exchange in China. The Chinese currency, "Renminbi", or "RMB", is not a freely convertible currency, which could limit Puda's ability to obtain sufficient foreign currency to support its business operations in the future. Puda relies on the Chinese government's foreign currency conversion policies, which may change at any time, in regard to its currency exchange needs. Puda receives all of its revenues in Renminbi, which is not freely convertible into other foreign currencies. Under our current structure, our income is derived from payments from our Chinese controlled affiliate, Puda and our Chinese subsidiary, Putai. In China, the government has control over Renminbi reserves through, among other things, direct regulation of the conversion of Renminbi into other foreign currencies and restrictions on foreign imports. Although foreign currencies which are required for "current account" transactions can be bought freely at authorized Chinese banks, the proper procedural requirements prescribed by Chinese law must be met. Current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange by complying with certain procedural requirements. However, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of bank loans denominated in foreign currencies. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks and the purchase of foreign currencies for capital account transactions still requires prior approval of the Chinese government. This type of heavy regulation by the Chinese government of foreign currency exchange restricts certain of our business operations and a change in any of these government policies, or any other, could further negatively impact our operations. Fluctuations in the exchange rate between the Chinese RMB and the United States dollar in the future could adversely affect Puda's operating results. Results of Puda's operations are translated at average exchange rates into United States Dollars for purposes of reporting results. As a result, fluctuations in exchange rates may adversely affect Puda's expenses and results of operations as well as the value of its assets and liabilities. Fluctuations may adversely affect the comparability of period-to-period results. Although Puda may use hedging techniques in the future (which it currently does not use), Puda may not be able to eliminate the effects of currency fluctuations. Thus, exchange rate fluctuations could have a material adverse impact on Puda's operating results and stock prices.

        Chinese Exchange Rates. Effective July 21, 2005, The People's Bank of China announced that the Renminbi exchange rate regime is reformed by moving from a fixed rate of exchange based upon the U.S. dollar to a managed floating exchange rate regime based upon market supply and demand of a basket of currencies. As of July 26, 2005, the exchange rate against the Renminbi was adjusted to 8.11 Renminbi per U.S. dollar from 8.28 Renminbi per U.S. dollar, which represents an adjustment of approximately two percent. It is expected that the revaluation of the Renminbi and the exchange rate of the Renminbi will continue to change in the future.

        Timely Information. Our operational company, Puda, is a company based in China, shareholders may have greater difficulty in obtaining information about Puda on a timely basis than would shareholders of a U.S.-based company. Puda's operations will continue to be conducted in China and shareholders may have difficulty in obtaining information about Puda from sources other than Puda itself. Information available from newspapers, trade journals, or local, regional or national regulatory agencies such as issuance of construction permits, contract awards for development projects, etc. will not be readily available to shareholders. Shareholders will be dependent upon Puda's management for reports of Puda's progress, development, activities and expenditure of proceeds.

        Chinese SAFE Regulations. The State Administration of Foreign Exchange ("SAFE") in China issued public Circular No. 75 on October 21, 2005 concerning foreign exchange regulations on financings and returns on investments made by PRC residents through off-shore investment vehicles. The circular went into effect November 1, 2005 and replaces Circular No. 11 issued January 24, 2005 and Circular No. 29 issued April 8, 2005 concerning foreign investment regulations on mergers and acquisitions in China. Circular No. 75 eliminates the requirement under the prior two circulars for the China Ministry of

Commerce ("MOFCOM") to approve offshore investments made by PRC individual residents. This change effectively enables PRC individual residents to set up, control or otherwise invest into China through an offshore vehicle for the purposes of attracting overseas financing and facilitating an offshore public listing or offshore merger and acquisition exit, so long as such individuals comply with the SAFE registration procedures contained in Circular No. 75.

        Putai, which is held by an offshore vehicle, Puda BVI, has received its SAFE approval prior to the issuance of the initial January notice. However, Putai has not notified SAFE of the recent ownership changes of Puda BVI in connection with the Exchange Agreement. Further, to our knowledge, none of the shareholders of Puda Coal who are Chinese residents has complied with the new SAFE registration requirements under Circular No. 75 with respect to their ownership in an offshore enterprise. Under Circular No. 75, previously established offshore structures for which registrations have not yet been made with SAFE are required to be completed by March 31, 2006. Penalties for non-compliance which may be issued by SAFE can impact the PRC resident investor as well as the onshore subsidiary. However, certain matters related to implementation of Circular No. 75 remain unclear or untested. As a result, Putai may be impacted by such potential penalties which may be issued by SAFE. For instance, remedial action for violation of the SAFE requirements may be to restrict the ability of Putai to repatriate and distribute its profits to Puda BVI and ultimately, to Puda Coal in the United States. The results of non-compliance are uncertain, and there is no assurance that such penalties and other remedial measures will not have a material adverse impact upon Puda Coal's financial condition and results of operations. In addition, if Puda Coal decides to exercise Putai's option to acquire all of the capital stock of Puda pursuant to the Exclusive Option Agreements dated June 24, 2005, there is no assurance that Puda Coal or the owners of Puda will be able to complete all the necessary filings and obtain the necessary registrations required by Circular No. 75. Although Circular No. 75 has removed the requirement for MOFCOM approval, the burdens that remain under the SAFE registration process may still restrict Puda Coal's ability to control and manage Puda and could adversely affect our business and prospects.

        Payment of Dividends. In order to pay dividends, a conversion of Renminbi into U.S. dollars is required. Under current Chinese law, the conversion of Renminbi into foreign currency generally requires government consent. Government authorities may impose restrictions that could have a negative impact in the future on the conversion process and upon the ability of Puda to meet its cash needs, and to pay dividends. However, Putai is presently classified as a wholly-owned foreign enterprise ("WFOE") in China that has verifiable foreign investment in China, funding having been made through an official Chinese banking channel. Because Putai qualifies for treatment as a WFOE, it can convert Renminbi, declare dividends and its funds can be repatriated to Puda in the United States under current laws and regulations in China, subject to limitations and restrictions imposed by Chinese laws, such as the SAFE notices issued by the State Administration of Foreign Exchange. See "Chinese SAFE Regulation", above. However, the Chinese laws governing foreign currency exchange are evolving, and changes in such laws may adversely affect the ability to convert Renminbi, declare dividends and repatriate funds to the United States

        Because Puda Coal's cash flow are dependent on dividend distributions from its affiliated entities in China, Puda Coal may be restricted from distributing dividends to its stockholders if it does not receive distributions of dividends from its affiliates.

        Contractual Arrangements. Through a series of Operating Agreements and an offshore holding structure commonly used by foreign investors with operations in China, we manage and control the operations of Puda and receive the economic benefits derived from Puda's operations. Puda Coal, Puda BVI and Putai do not have a direct controlling ownership in Puda. If the Chinese government determines that our agreements with Puda are not in compliance with applicable regulations, Puda Coal's business interests in China could be adversely affected. Pursuant to the Operating Agreements, Putai has agreed to advise, consult, manage and operate Puda's business, to provide certain financial accommodations to Puda, and to license certain technology to Puda for use in its business, in exchange for Puda's payment of all of its operating cash flow to Putai. Further, each of the individual owners of Puda have granted Putai the exclusive right and option to acquire all of their registered capital of Puda and have authorized Putai to vote at any meeting or action of the owners of Puda and to act as the representative for such owners in all matters respecting Puda. We cannot be sure that the Chinese government would view the Operating Agreements to be in compliance with Chinese licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If we are determined not to be in compliance, the Chinese government could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. We may also encounter difficulties in obtaining performance under or enforcement of related contracts. We must rely on the Operating Agreements to control and operate Puda's business. These contractual arrangements may not be as effective in providing control over these entities as direct ownership. For example, Puda could fail to take actions required for our business or fail to maintain and operate its business in compliance with its contractual obligation to do so. Puda may transact business with parties not affiliated with us. If Puda fails to perform under its agreements with us, we may have to rely on legal remedies under Chinese law, which we cannot be sure would be effective. In addition, we cannot be certain that the individual equity owners of Puda would always act in the best interests of Puda Coal, especially if they leave Puda Coal.

        Substantially all profits generated from Puda will be paid to Putai through related party transactions under contractual agreements. We believe that the terms under the Operating Agreements are in compliance with the laws in China. However, the interpretation and application of existing Chinese laws, regulations and policies, the stated positions of the Chinese authorities and possible new laws, regulations or policies, there are substantial uncertainties regarding the application of Chinese laws, especially with respect to existing and future foreign investments in China. As such, it is possible the Operating Agreements and other similar contractual agreements may be subject to differing applications and interpretations under Chinese laws. Further, due to the uncertainties surrounding the interpretation of the transfer pricing rules relating to related party transactions in China, it is possible that tax authorities in China may challenge the transfer prices that we have used for related party transactions among our entities in China in the future.

        Other Regulation. Puda's business will be subject to regulation and/or licensing by federal, state, or local authorities as well as central, provincial, local and municipal regulation and licensing in China. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process. Compliance with foreign country laws and regulations affecting foreign investment, business operations, currency exchange, repatriation of profits, and taxation, will increase the risk of investing in the Common Stock of Puda Coal.

Risks Associated with this Offering and Puda Coal's Common Stock

        Thinly-traded Public Market. Puda Coal's Common Stock is very thinly traded, and the price if traded may not reflect the value of Puda Coal. There can be no assurance that there will be an active market for Puda Coal's shares either now or in the future. The market liquidity will be dependant on the perception of the operating business and any steps that its management might take to bring Puda Coal to the awareness of investors. There can be no assurance given that there will be any awareness generated. Consequently, investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. If a more active market should develop, the price may be highly volatile. Because there may be a low price for Puda Coal's Company Stock, many brokerage firms may not be willing to effect transactions in the securities. Even if an investor finds a broker willing to effect a transaction in the Common Stock, the combination of brokerage commissions, transfer fees, taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such Common Stock as collateral for any loans.

        Puda Coal believes it may qualify and meet the requirements for the listing and/or quotation of its Common Stock on the NASDAQ SmallCap and the American Stock Exchange. Puda Coal may elect to apply for such listing. To achieve the minimum required price per share for such listing, Puda Coal would have to effect a reverse stock split. There can be no assurances that Puda Coal will be eligible to obtain, or if eligible successful in obtaining, a listing or quotation of its Common Stock on the NASDAQ SmallCap and the American Stock Exchange.

        Penny Stock Rules. We may be subject now and in the future to the SEC's 'penny stock' rules if Puda Coal's Common Stock sells below $5.00 per share. Penny stocks generally are equity securities with a price of less than $5.00. The penny stock rules require broker-dealers to deliver a standardized risk disclosure document prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer's confirmation.

        In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for our Common Stock. As long as our Common Stock are subject to the penny stock rules, the holders of such Common Stock may find it more difficult to sell their securities. Conflicts may exist with certain of our officers and directors, which may cause them to give priority to other matters over our needs, which may materially affect our operations.

        Possible Rule 144 Sales. A substantial majority of Puda Coal's outstanding shares of Common Stock are "restricted securities" within the meaning of Rule 144 under the Securities Act. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemption from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a period of at least one year may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the restricted securities have been held by the owner for a period of two years or more.

        No Control by Investors. Investors will have limited control. As a practical matter, the officers and directors of Puda Coal have control of Puda Coal and will be able to assert significant influence over the election of directors and other matters presented for a vote of stockholders. A majority of the stock of

Puda Coal is owned by Zhao Ming and Zhao Yao. Investors will not have a voice in management decisions and will exercise very little control. In addition, Florida corporate law provides that certain actions may be taken by consent action of stockholders holding a majority of the outstanding shares. In the event that the requisite approval of stockholders is obtained, dissenting or non-participating stockholders generally would be bound by such vote. You should not buy our common stock unless you are willing to entrust all aspects of operational control to Puda Coal's current management team.

        Derivative Securities Outstanding. Outstanding derivative securities and current and future obligations to issue Puda Coal's securities to various parties may dilute the value of your investment. As of September 8, 2005, excluding Warrants, the underlying shares of which are being registered hereunder, there are 15,000 options exercisable at $1.00 per share which expire on October 20, 2008, 50,000 options exercisable at $10.00 per share which expire on October 27, 2006, and 100,000 options exercisable at $10.00 which expire on November 5, 2008. The weighted average exercise price of these options is $9.18. For the length of time these warrants and options are outstanding, the holders thereof will have an opportunity to profit from a rise in the market price of Puda Coal's Common Stock without assuming the risks of ownership. This may have an adverse effect on the terms upon which Puda Coal can obtain additional capital. It should be expected that the holders of such derivative securities would exercise or convert them at a time when Puda Coal would be able to obtain equity capital on terms more favorable than the exercise or conversion prices provided by the warrants or options. There are no preemptive rights in connection with Puda Coal's Common Stock.

        No Foreseeable Dividends. Puda Coal does not intend to pay any dividends. Puda Coal does not foresee making any cash distributions in the manner of a dividend or otherwise. Puda Coal's board of directors presently intends to follow a policy of retaining earnings, if any. See "Dividend Policy"

        Dilutive Effects of Issuing Additional Common Stock. There is additional authorized but unissued shares of Common Stock of Puda Coal that may be later issued by the management of Puda Coal for any purpose without the consent or vote of the stockholders that would dilute a stockholder's percentage ownership of the company.

        Blank Check Preferred Stock. Puda Coal's articles of incorporation authorize the issuance of shares of preferred stock, the rights, preferences, designations and limitations of which may be set by the board of directors. While no preferred stock is currently outstanding or subject to be issued, the articles of incorporation have authorized issuance of up to 5,000,000 shares of preferred stock ("Preferred Stock") in the discretion of the board of directors. Such Preferred Stock may be issued upon filing of amended Articles of Incorporation and the payment of required fees; no further shareholder action is required. If issued, the rights, preferences, designations and limitations of such Preferred Stock would be set by the board of directors and could operate to the disadvantage of the outstanding Common Stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation.

        Significant Control of Puda Coal. Approximately 70% of Puda Coal's outstanding Common Stock will be owned by Zhao Ming and Zhao Yao, who are brothers. As a result, they will continue to have significant influence and control over all actions requiring stockholder approval, including the election of the board of directors. Through their concentration of voting power, they could delay, deter or prevent a change in control of the Company or other business combinations that might otherwise be beneficial to the other stockholders. In deciding how to vote on such matters, Zhao Ming and Zhao Yao may be influenced by interests that conflict with other stockholders' interests.

        In addition, under a certain Voting Agreement, effective as of the closing of the Exchange Agreement, Keating Reverse Merger Fund ("KRM Fund") and each Puda BVI Member have agreed to vote their shares of Puda Coal's Common Stock to: (i) elect a person designated by KRM Fund to the board for a period of one year following the closing of the Exchange Agreement ("KRM Designate"); and (ii) elect such other persons that may be designated by Zhao Ming from time to time to fill any vacant position on the board of directors (other than the KRM Designate). The KRM Fund has indicated to us that it intends to appoint the KRM Designate to the Board in early 2006.

        Liability Prior to the Reverse Merger. The Company was formerly known as Purezza Group, Inc., and was originally formed to market Phoslock, a patented product to remove phosphorus and other oxyanions in natural and industrial waters and wastewater streams. On April 23, 2004, we transferred all of our assets including, cash on hand, the Phoslock product line, and all of our rights under a license agreement for the use of the Phoslock product line, to Purezza Marketing, Inc. However, such transfer did not eliminate any liabilities which we might have had while operating as the Purezza Group, Inc. or our operations relating to the Phoslock product line.

USE OF PROCEEDS

        Each of the Selling Security Holders will receive all of the net proceeds from the sale of shares by that shareholder. We will not receive any of the net proceeds from the sale of the shares. The Selling Security Holders will pay any underwriting discounts and commissions and expenses incurred by the Selling Security Holders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Security Holders in offering or selling their shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, blue sky registration and filing fees, and fees and expenses of our counsel and accountants.

        A portion of the shares covered by this prospectus are, prior to their sale under this prospectus, issuable upon conversion of convertible promissory notes or issuable upon exercise of common stock purchase warrants. Upon conversion of the promissory notes, we will be relieved of the debt obligations for the notes at the rate of $.50 per share issued. Upon the exercise of warrants by payments of cash, we will receive the exercise price of the warrants, $.60 per share. To the extent that we receive cash upon the exercise of the warrants, we expect to use that cash for general corporate purposes.

DILUTION

        We are not selling any of the shares of common stock in this offering. All of the shares sold in this offering will be held by the Selling Security Holders at the time of the sale, so that no dilution will result from the sale of the shares.

SELLING SECURITY HOLDERS

        We are registering 25,000,000 shares of common stock that that may become issuable upon conversion of principal on convertible promissory notes in the aggregate principal amount of $12,500,000 ("Notes") and related warrants to purchase 25,000,000 shares at $.60 per share, and warrants issued to the placement agent, its employees and other persons acting on behalf of the placement agent in the private placement which was closed in December, warrants to purchase 2,500,000 shares at $.60 per shares (collectively, "Warrants"). The Notes and related Warrants were issued to the Selling Security Holders in a private placement which closed November 18, 2005. The convertible promissory notes and related warrants were issued in transactions exempt from the registration requirements of the 1933 Act under Section 4(2) of the Act to persons reasonably believed to be "accredited investors" as defined in Regulation D under the 1933 Act. Pursuant to the terms of the subscription agreement pursuant to which the Notes and related Warrants were issued, we agreed to file this registration statement in order to permit those investors to sell the shares underlying the notes and warrants.

SELLING SECURITY HOLDER TABLE

        The table below lists the Selling Security Holders and other information regarding the beneficial ownership of the shares of common stock by each of the Selling Security Holders. The second column lists the number of shares of common stock beneficially owned by each Selling Security Holder as of December 15, 2005, assuming conversion of all convertible notes, and exercise of all of the warrants held by the Selling Security Holders on that date. The third column lists the shares of common stock being offered pursuant to this prospectus by each of the Selling Security Holders. The fourth column lists the number of shares that will be beneficially owned by the Selling Security Holders assuming all of the shares offered pursuant to this prospectus are sold and that shares beneficially owned by them, as of December 15, 2005, but not offered hereby are not sold.

        The inclusion of any securities in the following table does not constitute an admission of beneficial ownership by the persons named below. Except as indicated in the footnotes to the table, no Selling Security Holder has had any material relationship with us or our predecessors or affiliates during the last three years.
Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior To Offering (1)	Number of Shares of Common Stock Being Offered (2)	Shares of Common Stock Owned After the Offering (1)
A. I. International Corporate Holdings, Ltd.	1,000,000	1,000,000	0
Alpha Capital AG	1,400,000	1,400,000	0
Anasazi Partners III Offshore, Ltd.	800,000	800,000	0
Anasazi Partners III, LLC	1,200,000	1,200,000	0
Anima S.G.R.p.A. RUBRICA ANIMA EMERGING MARKETS	800,000(3)	800,000	0
Anima S.G.R.p.A. RUBRICA ANIMA FONDO TRADING	2,200,000 (4)	2,200,000	0
Baker, Adrienne	100,000	100,000	0
Baker, Christopher	800,000	800,000	0
Banca Gesfid	2,000,000	2,000,000	0
Barish, Michael	400,000	400,000	0
Barletta, Joseph & Karen JTWROS	200,000	200,000	0
Baum, David	800,000	800,000	0
Beeman Insurance Agency Inc.	100,000	100,000	0
Bowen, Trevor	100,000	100,000	0
Brahmbhatt, Bimalkumar P.	100,000	100,000	0
Carter, Janet	100,000	100,000	0
Chelverton Dividend Income Fund Limited	2,200,000	2,200,000	0
Chilcott, John	200,000	200,000	0
Cimarolo Partners, LLC	400,000	400,000	0
Conn, Michael	100,000	100,000	0

Crestview Capital	4,000,000	4,000,000	0
Datsopoulos, Milton	400,000	400,000	0
Dynamic Decisions Euro Growth Fund	200,000 (5)	200,000	0
Dynamic Decisions Growth Premium Fund	200,000 (6)	200,000	0
DiPietro, Robert	100,000	100,000	0
Double U Master Fund L.P.	400,000	400,000	0
Dowling, Victor & Jody JTWROS	600,000	600,000	0
Driscoll, William	100,000	100,000	0
Erigero, Greg	200,000	200,000	0
F. Berdon Co. L.P.	300,000	300,000	0
Flynn, Jason	100,000	100,000	0
French, David	300,000	300,000	0
Fuller, James W.	100,000	100,000	0
Gerdz Investments Limited Partnership, RLLLP	100,000	100,000	0
Gibson Living Trust	100,000	100,000	0
Grose, D. Austin	200,000	200,000	0
H.L. Severance Inc., Pension Plan & Trust	200,000	200,000	0
H.L. Severance Inc., Profit Sharing Plan & Trust	300,000	300,000	0
Hodel, Ann	100,000	100,000	0
Hollman, Mark & Stacia (Tenants by Entirety)	100,000	100,000	0
Hollman, Scott	200,000	200,000	0
Jayhawk China Fund (Cayman) Ltd.	1,300,000	1,300,000	0
Johnson, Bruce	400,000	400,000	0
Kahn, Sheldon & Liron, Sarah (Community Property)	800,000	800,000	0
Katz, Michael	200,000	200,000	0
Lapidus, Robert & Donna JTWROS	100,000	100,000	0
Lemak, John S.	400,000	400,000	0
Levy, David	100,000	100,000	0
Levy, Peter	200,000	200,000	0
Masters, Paul IRA	200,000	200,000	0
Micek II, John Revocable Trust Dated 03/27/03	300,000	300,000	0
Micek III, John	400,000	400,000	0
Micek, Maurice & Jennifer JTWROS	300,000	300,000	0
Micek, Maurice Custodian for Andrew Micek	100,000	100,000	0
Micek, Maurice Custodian for Benjamin Micek	100,000	100,000	0
Miller, Andy	100,000	100,000	0
Murphy, Brian	100,000	100,000	0
Nite Capital LP	600,000	600,000	0
Ossellos of Butte Profit Sharing Trust FBO Guy J. Ossello ttee	100,000	100,000	0
Parsley, Rod	100,000	100,000	0
Perinvest Dividend Equity Fund Limited	600,000	600,000	0
PerInvest Special Situations	400,000	400,000	0
Peterson, Jerry	200,000	200,000	0
Petrino, William	100,000	100,000	0
Professional Traders Fund, LLC	400,000	400,000	0
Purvis, Steve	200,000	200,000	0

Rock Associates c/o Stuart Schapiro	200,000	200,000	0
Samuels, Leonard & Kaplan-Samuels, Leah JTWROS	400,000	400,000	0
Sandor Capital Master Fund, L. P.	2,000,000	2,000,000	0
Sauber, Greg	100,000	100,000	0
Severance, H. Leigh	500,000	500,000	0
Silicon Prairie Partners, L. P.	800,000	800,000	0
Simgest SpA	4,000,000	4,000,000	0
Southridge Partners, LP	3,000,000	3,000,000	0
Stowell, Kurt	100,000	100,000	0
Thompson, Jack	300,000	300,000	0
Ungar, Jonathan	400,000	400,000	0
Vicis Capital Master Fund	2,000,000	2,000,000	0
Vision Opportunity	1,000,000	1,000,000	0
Weissenberger, Erich	1,000,000	1,000,000	0
Whalehaven Capital Fund Limited	2,400,000	2,400,000	0
White Sand Investors	300,000	300,000	0
WMS Enterprises, LLC	100,000	100,000	0
Wrolstad, Christopher	200,000	200,000	0
Zellinger, Steven & Gordon, Lisa (Community Property)	100,000	100,000	0
			0
Jeff Andrews	147,500 (7)	147,500(	0
Steve Henricks	337,500(7)	337,500	0
Reed Madison	64,166(7)	64,166	0
Steve Ossello	64,167(7)	64,167	0
Chris Wrolstad	64,167(7)	64,167	0
Randy Haag	127,500(7)	127,500	0
Kyle Rogers	17,500(7)	17,500	0
Jonathan Rich	2,399(7)	2,399	0
Vincent Calicchia	1,443(7)	1,443	0
Carmelo Troccoli	2,350(7)	2,350	0
Sean Martin	17,246(7)	17,246	0
vFinance Investments, Inc.	21,562(7)	21,562	0
Randy Fields	50,375(7)	50,375	0
Legend Merchant Group, Inc.	27,125(7)	27,125	0
Pablo Felipe Serna Cardenas	305,000(7)	305,000	0
Keating Securities, LLC	1,250,000(7)	1,250,000	0
			0
Carmel Capital LLC	40,000(8)	40,000	0
PG Ventures LLC	7,500(8)	7,500	0
Silver Spring LLC	2,500(8)	2,500	0
Garisch Financial Inc	150,000(8)	150,000	0
Kevin R. Keating	200,000(8)	200,000	0
Keating Reverse Merger Fund, LLC	1,000,000(8)	1,000,000	0
TOTAL	53,900,000	53,900,000

____________________________________________

*Less than 1%.
(1)	Except where otherwise indicated, 50% of such shares represent shares underlying the Notes and 50% of such shares represent shares issuable upon exercise of the Warrants.
(2)	Assumes that all of the shares offered hereby are sold and that shares owned before the offering but not offered hereby are not sold.
(3)	Represents 400,000 shares of Common Stock held by such Selling Security Holder, acquired upon conversion of its Note, and 400,000 shares of Common Stock issuable upon exercise of its Warrants.
(4)	Represents 1,100,000 shares of Common Stock held by such Selling Security Holder, acquired upon conversion of its Note, and 1,100,000 shares of Common Stock issuable upon exercise of its Warrants.
(5)	Represents 100,000 shares of Common Stock held by such Selling Security Holder, acquired upon conversion of its Note, and 100,000 shares of Common Stock issuable upon exercise of its Warrants.
(6)	Represents 100,000 shares of Common Stock held by such Selling Security Holder, acquired upon conversion of its Note, and 100,000 shares of Common Stock issuable upon exercise of its Warrants.
(7)	Represents shares underlying Warrants only.
(8)	Represents shares of Common Stock for which the owners are entitled to "piggy-back" registration rights in this offering.

PLAN OF DISTRIBUTION

        We are registering shares of common stock to permit the resale of such common stock by the holders from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Security Holders of the securities. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

        The Selling Security Holders may sell all or a portion of the securities beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the securities are sold through underwriters or broker-dealers, the Selling Security Holders will be responsible for underwriting discounts or commissions or agent's commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the Selling Security Holders to sell a specified number of such securities at a stipulated price per security;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

        If the Selling Security Holders effect such transactions by selling the warrants, or shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Security Holders or commissions from purchasers of the warrants or shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of any securities or otherwise, the Selling Security Holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The Selling Security Holders may also sell securities short and deliver securities covered by this prospectus to close out short positions. The Selling Security Holders may also loan or pledge securities to broker-dealers that in turn may sell such securities.

        The Selling Security Holders may pledge or grant a security interest in some or all of the warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of Selling Security Holders to include the pledgee, transferee or other successors in interest as Selling Security Holders under this prospectus. The Selling Security Holders also may transfer and donate the warrants or shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        The Selling Security Holders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the 1933 Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the 1933 Act. At the time a particular offering of the securities is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Security Holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

        Under the securities laws of some states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the warrants and shares of common stock may not be sold unless such warrants or shares of common stock have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

        The Selling Security Holders may choose not to sell any or may choose to sell less than all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

        The Selling Security Holders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the 1934 Act, which may limit the timing of purchases and sales of any of the shares of common stock by the Selling Security Holders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

        We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights in the Subscription Agreements, estimated to be $__________ in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or "blue sky" laws; provided, however, that a Selling Security Holder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Security Holders against liabilities, including some liabilities under the 1933 Act, in accordance with the registration rights agreements, or the Selling Security Holders will be entitled to contribution. We may be indemnified by the Selling Security Holders against civil liabilities, including liabilities under the 1933 Act, that may arise from any written information furnished to us by the Selling Security Holder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

        Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL PROCEEDINGS

        There are currently no material, pending legal proceedings against us or with respect to any of our property.

OFFICERS AND DIRECTORS

        The following table shows the names and ages of our directors and executive officers and the positions they hold with Puda Coal.

Name	Age	Position
Zhao Ming	34	Chief Executive Officer, President and Chairman of the Board and Director
Zhao Yao	46	Chief Operating Officer
Jin Xia	40	Chief Financial Officer
Wang Lisheng	41	Director

        Zhao Ming has been the CEO and Chairman of Puda since 1995. He was appointed Chief Executive Officer, President and a director of Puda Coal on July 15, 2005. He was one of the co-founders of Puda. He also serves as an executive officer of Shanxi Liulin Jucai Coal Industry Co., Limited, a coal mine which supplies raw coal to Puda. He had been the Vice President of Administration at the Fire Department of Taiyuan city from 1994 to 1997. Mr. Zhao graduated from Nanjing Armed Police Forces Command College of China in 1994 with a bachelor's degree in management.

        Zhao Yao was one the co-founders of Puda. He was named Chief Operating Officer of Puda in 1999, and he was appointed Vice President in June 1995. He also serves as an executive officer and is a 75% owner of Shanxi Liulin Jucai Coal Industry Co., Limited, a coal mine which supplies raw coal to Puda. He graduated from University of Shanxi in Taiyuan City, Shanxi Province in 1982 with a bachelor's degree in coal study, and graduated from China's Tsinghua University in Beijing in 1985 with a master's degree in coal study. In July 9, 1985 a coal resources research report which he wrote was nationally published in China's leading coal industry newspaper for industry experts. He is an contributor to the Chinese Hope Project for child education, and was awarded Shanxi's Distinguished Entrepreneur award by Shanxi provincial government in 2002.

        Jin Xia joined Puda in 2003 as Chief Financial Officer. She also held financial manager positions in various entities during 2000 to 2003. She was the Financial Accountant at a local government agency in Xinhualing of Taiyuan City, Shanxi Province from 1991 to 1999. She served as an accountant at Xinhua Machinery Factory from 1987 to 1991. Ms. Jin graduated from Shanxi Finance and Economics College in China with an associate degree.

        Wang Lisheng became an independent director of Shanxi Puda Resources Co., Ltd. in October 2004. He has been a bank manager with the People's Bank of China Taiyuan Branch since 1986.  The People's Bank of China is the central bank in China. He graduated from Shanxi University in 1986 with a bachelor's degree in management and economics.

        Zhao Ming and Zhao Yao are brothers.

        Under a certain Voting Agreement, effective as of the closing of the Exchange Agreement, KRM Fund and each Puda BVI Member have agreed to vote their shares of Puda Coal's Common Stock to: (i) elect a person designated by KRM Fund to the board for a period of one year following the closing of the Exchange Agreement ("KRM Designate"); and (ii) elect such other persons that may be designated by Zhao Ming from time to time to fill any vacant position on the board of directors (other than the KRM Designate). The KRM Fund has advised us that it intends to appoint the KRM Designate to the Board in early 2006.

        All directors hold office until the next annual meeting of stockholders and the election and qualification of their successors. Officers are elected annually by the board of directors and serve at the discretion of the board.

        None of the current executive officers currently have an employment agreement with Puda Coal, Puda BVI, Putai or Puda.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding our Common Stock beneficially owned on December 15, 2005, and as adjusted after giving effect to the sale of the shares being sold in this offering for (i) each shareholder we know to be the beneficial owner of 5% or more of our outstanding Common Stock, (ii) each of our executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. At December 15, 2005, we had 75,450,000 shares of our Common Stock outstanding.

        The following table excludes any shares of the Company's Common Stock which may be issued for the round up of fractional shares and the special treatment to preserve round lot shareholders in connection with the Reverse Split.

Name of Beneficial Owner	Amount of Beneficial Ownership	Percent of Beneficial Ownership	Amount of Beneficial Ownership After Offering(4)	Percent of Beneficial Ownership After Offering(4)

Zhao Ming (1), (2), (3)	53,100,000	70.38	53,100,000	42.09

Zhao Yao (1), (2), (3)	13,275,000	17.59	13,275,000	10.52

Jin Xia (1)	0	-	0	-

Wang Lisheng (1)	0	-	0	-

Keating Reverse Merger Fund, LLC (2) c/o Timothy J. Keating, Manager 5251 DTC Parkway, Suite 1090 Greenwood Village, Colorado 80111	4,718,500	6.25	4,718,500	3.74

All Executive Officers and Directors as a group	66,375,000	87.97	66,375,000	52.62

(1)	Address is c/o Shanxi Puda Resources Co, Ltd. 426 Xuefu Street, Taiyuan, Shanxi Province, China.

(2)

KRM Fund and each Puda BVI Member have agreed to vote their shares of Puda Coal's Common Stock to (i) elect a person designated by KRM Fund from time to time (the "KRM Designate") to Puda Coal's board for a period of one year following the closing of the Exchange Agreement; and (ii) elect such other persons that may be designated by Zhao Ming from time to time to fill any vacant position on the board of directors (other than the KRM Designate).

(3)	Zhao Ming and Zhao Yao are brothers.

(4)	Assumes that all of the Notes are converted and all of the Warrants are exercised.

DESCRIPTION OF SECURITIES

        As of December 15, 2005, our authorized capital stock consists of 150,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. As of December 14, 2005, an aggregate of 75,450,000 shares of Common Stock were outstanding.

        There are no shares of preferred stock outstanding.

Common Stock

        Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefore at times and in amounts as our board of directors may determine. Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of the stockholders. Cumulative voting is not provided for in our amended articles of incorporation, which means that the majority of the shares voted can elect all of the directors then standing for election. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the occurrence of a liquidation, dissolution or winding-up, the holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and satisfaction of preferential rights of any outstanding preferred stock. There are no sinking fund provisions applicable to the Common Stock. The outstanding shares of Common Stock are, and the shares of Common Stock to be issued upon conversion of the Notes and Warrants will be fully paid and non-assessable.

EXPERTS

        The financial statements of Shanxi Puda Resources Co., Ltd. as of December 31, 2003 and 2004 have been included in reliance upon the report of Moore Stephens, and upon the authority of said firm as experts in accounting and auditing.

CHANGE OF ACCOUNTANTS

        On July 19, 2005, we dismissed Durland & Company, CPA's, P.A. ("Durland") as its independent certified public accountants. The decision was approved by the Board of Directors of the Company.

        The report of Durland on the Company's financial statements for its fiscal years ended December 31, 2004 and 2003 did not contain an adverse opinion or disclaimer of opinion nor was qualified or modified as to any uncertainty, audit scope or accounting principles. During the Company's fiscal year ended December 31, 2004 and 2003 and the subsequent interim periods preceding the termination, there were no disagreements with Durland on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Durland would have caused Durland to make reference to the subject matter of the disagreements in connection with its report on the financial statements for such years or subsequent interim periods.

        Effective July 19, 2005, Moore Stephens was engaged as the Company's new independent registered accounting firm.

        The Company did not consult with Moore Stephens regarding the application of accounting principles to any specific completed or contemplated transaction , or the type of audit opinion that might be provided on its financial statements, nor was there any written or oral advice provided that was an important factor considered by the Company in reaching a decision on any accounting , auditing or financial reporting issue.

        We provided Durland with a copy of our Form 8-K/A announcing our change in certifying accountant prior to filing it with the SEC on August 11, 2005 and requested a response thereto from Durhland.  A copy of the letter from Durhland stating its agreement with the statements in Item 4.01 thereof was filed as Exhibit 16.1 to that Form 8-K/A.

LIMITATION OF LIABILITY AND INDEMNIFICATION

        Pursuant to Florida law, Puda Coal has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling Puda Coal, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

        Puda declared cash distributions to its owners, Zhao Ming (80%) and Zhao Yao (20%), of $1,295,000 and $2,393,000 in 2003 and 2004, respectively. Of these amounts, $3,204,000 million was paid in 2004. In the first half of 2005, Puda declared dividends of $1,453,000 and paid dividends of $968,000. As of June 30, 2005, $969,000 of dividends remain accrued and unpaid.

        Puda currently secures raw coal from a diversified pool of local Liulin County coal mines, including Liulin Jucai Coal Industry Co. Ltd. ("Jucai Coal"), a coal mine that is owned 75% by Zhao Yao. Jucai Coal supplies raw coal to both Puda and other unrelated parties. The Jucai Coal mining operations produced 450,000 and 400,000 tons of raw coal in 2003 and 2004, respectively. Out of this annual raw coal production, Jucai Coal sold approximately 20% and 10% of its raw coal production in 2003 and 2004, respectively, to Puda at prevailing market prices. The raw coal purchased from Jucai Coal accounted for approximately 19% and 12% of Puda's total raw coal purchases in tonnage in 2003 and 2004, respectively.

        As of December 31, 2003 and 2004, Puda had the following amounts due from/to related parties:
	December 31,
	2003	2004
Receivable from Shanxi Puda Resources Group Limited ("Puda Group"), a related company with common owners	$2,871,000	$2,234,000

Receivable from an owner, Zhao Ming	-	2,000

Total related party receivables	$2,871,000	$2,236,000

Payable to an owner, Zhao Yao	$186,000	$197,000

Accounts payable to Shanxi Liulin Jucai Coal Industry Co., Ltd., a related party with common owner	114,000	268,000

Total Related Party Payables	$300,000	$465,000

        The above related party receivable and payable balances are unsecured, interest-free and there are no fixed terms for repayment.

        The amount payable to Zhao Yao represents land use rights paid by him on behalf of Puda.

        In 2001, Puda entered into agreements with Puda Group, to lease an office and certain equipment. In the years ended December 31, 2003 and 2004, rental expenses payable to Puda Group were $24,000 and $24,000 respectively.

        By an agreement entered into between Puda and Puda Group on April 25, 2005, Puda Group agreed to pay all the tax liabilities (including surcharges and penalties) of Puda with retrospective effect from its establishment to December 31, 2004. As of December 31, 2003 and 2004, Puda has paid $2,800,000 and $5,768,000, respectively, to Puda Group for payment of income taxes and value-added tax ("VAT"). In December 2004, Puda Group has paid Puda's income taxes of $1,678,000 and VAT of $1,950,000 to the China Tax Bureau. In April 2005, Puda Group has paid Puda's VAT of $251,000 to the China Tax Bureau.

        Puda currently leases the Shanxi Liulin Jucai Plant which has an annual clean coal washing capacity of 100,000 tons. This facility is located about two miles from the premises of coal mine owned and operated by Shanxi Liulin Jucai Coal Industry Co., Limited ("Jucai Coal"). Zhao Yao is a 75% owner of Jucai Coal. Jucai Coal leases this coal processing facility to Puda. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity is approximately $604,000 annually with four quarterly payments per year. It is possible that this lease will not be renewed when it expires.

        Puda financed its acquisition of the New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant through Puda Group, an entity owned 60% by Zhao Ming and 20% by Zhao Yao, for an aggregate cost of $13 million paid through a 6% secured Facilities Note amortized over 10 years. Puda will also enter into a raw coal supply agreement with Jucai Coal which will provide Puda with favorable pricing and a priority supply over Jucai Coal's other customers.

        On November 17th, 2005, Puda entered into a coal supply agreement with Liulin Jucai Coal Industry Co., Ltd. ("Jucai Coal"), which is owned by Zhao Yao (75%), pursuant to which Puda has priority to Jucai Coal's high grade metallurgical coking coal supply over Jucai Coal's other customers. Under the terms of the agreement, Puda receives a discount of approximately RMB30 to RMB50 per metric ton of coal from the price Jucai Coal charges to its other customers. In accordance with the terms of the agreement, Jucai Coal is required to maintain the quality of the coking coal which it sells to Puda at a high quality which requires that such coking coal have a maximum 4% internal ash content, maximum 0.6% sulfur content, and external ash content of 10%. Jucai Coal controls approximately 60% of the high quality coking coal deposits in Liulin County of Shanxi Province, China representing an estimated proven 80 million metric tons in reserves.

        Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, was the exclusive placement agent for the private placement in which we sold the Notes and Warrants and was paid a commission equal to 9% of the aggregate gross proceeds from that offering plus a non-accountable expense allowance equal to 2% of the aggregate gross proceeds. In connection with the private placement, Keating Securities also received, for nominal consideration, five-year warrants to purchase Common Stock. Warrants were also granted to employees of Keating Securities and to others acting on behalf of Keating Securities in connection with the private placement. A total of 2,072,500 warrants were granted to Keating Securities and its agents and employees, 1,250,000 of which went to Keating Securities and the balance to the agents and employees. Keating Securities also was a financial advisor in connection with an exchange agreement in which shares of the Company's stock were exchanged for all of the all of the outstanding capital stock and ownership interests of Puda BVI from the Puda BBI Members. Prior to the exchange, the Company was a public shell company. The transaction advisory fee was $400,000.

BUSINESS

Overview

        The Company, headquartered in Taiyuan City, Shanxi Province, China, is a leading supplier of China's high quality metallurgical coking coal, which is used to make coke for purposes such as steel manufacturing. Though there are no industry published reports on capacity statistics, we believe, based on our knowledge of our competitors' capacities, that Puda is currently the third largest coking coal cleaning company in Shanxi Province in terms of capacity, and we believe Puda will have the largest cleaning capacity by the time our newly acquired and newly expanded coal washing facilities are fully operational. Shanxi Province accounts for 20% to 25% of China's coal output and 50% of China's coke production.

        Puda cleans raw coking coal sourced from third party coal mines primarily located in Liulin County, Shanxi Province and markets the cleaned, high quality coking coal to some of China's largest coke and steel makers in its geographic market. Puda's current primary geographic markets include:

•	Shanxi Province (approximately 30% of total sales)
•	Inner Mongolia Autonomous Region (approximately 35% of total sales)
•	Hebei Province (approximately 15% of total sales)
•	Beijing (approximately 10% of total sales)
•	Tianjin (approximately 10% of total sales).

        Puda focuses on value-added coal washing processes and specializes in providing high quality, cleaned coking coal for use primarily in steel making. The demand for the form of high quality coking which we produce is primarily driven by China's industrial expansion and advancement. Puda is not a coal mining operation and does not own any coal mines. Puda currently purchases raw coal from a diversified pool of local coal mines in Shanxi Province, including an number of mines in Liulin County.

        Located in Liulin County, Shanxi Province, an area known as the "King of Coal" for its high quality coking coal reserves, Puda is strategically located in proximity to some of the highest quality coking coal reserves suitable for steel making. Puda's capacity expansion, to 2.7 million MT per year by the beginning of 2006, will, we believe, make us Shanxi's largest cleaned coking coal supplier in terms of capacity. As such a large volume supplier, we will enjoy certain advantages as we believe our primary customer base of coke and steel makers will continue to focus on suppliers that can deliver large volume, consistently high quality coking coal. We will also be well positioned to serve the demand for steel production in China - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities. These customers are mostly located in Shanxi Province, Inner Mongolia Autonomous Region, Hebei Province, Beijing and Tianjin, all of which are accessible by rail lines which is the most cost effective method for coal transport.

        Puda has two cleaning facilities located in Liulin County, Shanxi Province with a current annual cleaned coal washing capacity of 1,500,000 MT. Liulin County is located approximately 120 miles southwest of Puda Coal's executive offices in Taiyuan City. Puda acquired approximately 2.3 million MT of annual clean coal capacity by the beginning of 2006 as the result of the acquisition of the New Shanxi Liulin Plant and acquisition of the New Zhong Yang Plant.

        Puda purchased this new capacity from Puda Group, a related party, at its cost with a $13 million secured note amortized over 10 years and paid from Puda's revenues.

        We believe we are well positioned to participate in the early stages of China's modernization of the coal, coking and steel making industries. The Shanxi provincial authorities are shutting down coal mines with less than 300,000 MT output per year to stream line the Province's coal mining and processing facilities around fewer and larger operations due to safety and environmental reasons as well as industry economics. By acquiring modern facilities and adhering to Shanxi Province's emissions standards, we have adopted a business strategy that fits the industry's development path, and will make us leader of Shanxi Province's future coal sector. With the additional cleaning capacity and the increased annual production of high quality coking coal form Jucai Coal, Puda expects to achieve significant growth in its business.

        The principal executive office of Puda Coal is located at 426 Xuefu Street, Taiyuan City, Shanxi Province, China. Puda Coal's telephone number is +86 (351) 2281300 and its facsimile number is +86 (351) 7034401.

Corporate Structure

        Our operations are conducted exclusively through Shanxi Puda Resources Co, Ltd. ("Puda"), a limited liability company established under the laws of the People's Republic of China which is owned by Zhao Ming (80%) and Zhao Yao (20%). Zhao Ming and Zhao Yao are the executive officers of Puda Coal and Puda and are brothers and significant shareholders of Puda Coal. Puda commenced its business operations in June 1995. Through a series of operating agreements among Putai, Puda, Zhao Ming and Zhao Yao and an offshore holding structure commonly used by foreign investors with operations in China, we manage and control the operations of Puda and receive the economic benefits derived from Puda's operations.

        Pursuant to the Operating Agreements, which consist of the Exclusive Consulting Agreement, the Operating Agreement, the Technology License Agreement, and the Exclusive Option Agreements, each dated June 24, 2005, Putai has agreed to advise, consult, manage and operate Puda's business, to provide certain financial accommodations to Puda, and to license certain technology to Puda for use in its business, in exchange for Puda's payment of all of its Operating Cash Flow, as such term is defined in the Operating Agreements. A copy of each of the Operating Agreements was filed as an exhibit to our Current Report on Form 8-K dated July 15, 2005 as filed with the SEC on July 18, 2005 (See Exhibit A). Putai is a wholly foreign owned enterprise ("WFOE") under Chinese laws. Putai's capital stock is owned 100% by Puda BVI, an International Business Company incorporated in the British Virgin Islands. Puda BVI is a wholly-owned subsidiary of Puda Coal.

        The Operating Agreements also provide Puda Coal, through its subsidiaries, with effective voting and management control over Puda. Zhao Ming and Zhao Yao, the stockholders of Puda, have granted Putai the exclusive right and option to acquire all of their capital stock of Puda and have further authorized Putai to vote at any meeting or action of the stockholders of Puda and to act as the representative for such holders in all matters respecting Puda's capital stock.

History and Background of the Company

        We were formerly known as Purezza Group, Inc., and originally formed to market a product called Phoslock, a patented product to remove phosphorus and other oxyanions in natural and industrial waters and wastewater streams. On April 23, 2004, we transferred all of our assets including, cash on hand, the Phoslock product line, and all of our rights under a license agreement for the use of the Phoslock product line, to Purezza Marketing, Inc. ("PMI"), our wholly owned subsidiary. Concurrently with the asset transfer to PMI, we distributed on a pro rata basis all of our stock ownership in PMI to the holders of our Common Stock (the "Distribution"). As a result of this transfer and the Distribution, PMI operated independently from us and as a successor to our business and operations. As a result of the asset transfer and the Distribution, we no longer had any meaningful business assets, operations or sources of revenue.

        On April 23, 2004, Keating Reverse Merger Fund, LLC ("KRM Fund"), pursuant to a Stock Purchase Agreement, acquired from International Equities Group, Inc. ("IEG") 37,185,000 shares of our Common Stock. In order to fund our working capital needs, we sold to KRM Fund 10,000,000 shares of our Common Stock at a purchase price of $0.01 per share, for an aggregate consideration of $100,000.

Reverse Merger Transaction

        Effective July 15, 2005, Puda Coal closed an Exchange Agreement ("Exchange Agreement") with Taiyuan Putai Business Consulting Co., Ltd. ("Putai"), Shanxi Puda Resources Co., Ltd. ("Puda"), Puda Investment Holding Limited ("Puda BVI"), and each of the members of Puda BVI (the "Puda BVI Members"). At the closing, pursuant to the terms of the Exchange Agreement, Puda Coal acquired all of the outstanding capital stock and ownership interests of Puda BVI (the "Interests") from the Puda BVI Members, and the Puda BVI Members contributed all of their interests in Puda BVI to Puda Coal. In exchange, Puda Coal issued to the Puda BVI Members 1,000,000 shares of its Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Shares"), which were convertible into 678,500,000 shares of Puda Coal's Common Stock ("Conversion Shares"). At the closing, Puda BVI became a wholly-owned subsidiary of Puda Coal. Puda BVI, in turn, owns all of the registered capital of Putai, a wholly foreign owned enterprise ("WFOE") registered under the laws of the PRC.

        Each Preferred Share was convertible into 678.5 shares of Puda Coal's Common Stock (the "Conversion Rate"). The Preferred Shares immediately and automatically converted into shares of the Puda Coal's Common Stock (the "Mandatory Conversion") upon the effective date of the 1-for-10 reverse stock split of Puda Coal's outstanding Common Stock.

Post-Reverse Merger Events

        Effective August 2, 2005, stockholders holding the majority of the shares of Puda Coal's outstanding stock entitled to vote thereon executed a written consent which: (i) approved a change in the name of Purezza Group, Inc. to Puda Coal, Inc.; (ii) approved an increase in the authorized number of shares of Common Stock from 100,000,000 shares to 150,000,000 shares of Common Stock, $.01 par value; (iii) changed the purpose of Puda Coal to reflect its change of business to crushing, washing and processing of coal; (iv) authorized the Board of Directors to fix the number of persons constituting the Board of Directors; (v) authorized meetings of the Board of Directors to be held by written consent signed by all members of the Board of Directors; and (vi) authorized a 1-for-10 reverse stock split of Puda Coal's outstanding Common Stock ("Reverse Split"). The Reverse Split was consummated effective September 8, 2005, and the 1,000,000 shares of Puda Coal's Series A Convertible Preferred Stock were automatically converted into 67,850,000 shares of Puda Coal's Common Stock after giving effect to the Reverse Split.

        In connection with the Reverse Split, Puda Coal's trading symbol on the OTC BB was changed to "PUDC" effective September 8, 2005.

Coal Cleaning

        Coal cleaning is the physical process and the stage in coal production when the raw "run-of-mine" coal is processed into a range of cleaned, graded, and uniform coal products suitable for the commercial market. Puda specializes in providing cleaned coking coal for the steel making industry and is one of the largest suppliers of coking coal in Shanxi Province - the heartland of China's raw coal and coke production. High quality, cleaned coking coal is best suited for making coke for purposes such as steel manufacturing.

        Cleaned coking coal contains fewer impurities, and the cleaning process can reduce the ash content of raw coal by 50% and lower emissions of carbon dioxide (CO2) and sulfur dioxide (SO2). High quality, cleaned coking coal provides increased commercial value, reduced ash content, reduced SO2 and

CO2 emissions, and reduced transportation requirement compared to raw coking coal. Depending on customers' specifications and requirements, Puda purchases different qualities of raw coking coal as inputs, mixes them together and prepares them into a consistent quality, cleaned coking coal. With its raw coal supply sources and processing experience, Puda consistently provides cleaned coking coal with an external, or total, ash content of less than 9.5% and maximum 0.6% sulfur content, the industry specification for coking coal, which can be further processed (through a coking process) into coke - a primary feedstock for iron and steel making. Puda consistently meets or exceeds this industry specifications for cleaned coking, although most steel and coke makers are forced to accept off-specification coking coal (external ash content exceeding 9.5%) due to the limited supply of specification grade coking coal. As a result, Puda's coking coal is in high demand, especially from the larger steel makers looking for large volume suppliers who can consistently specification grade coking coal.

        To produce consistent quality clean coking coal meeting steel makers specifications (less than 9.5% external ash content and 0.6% maximum sulfur content), Puda mixes about 55% to 60% of high quality raw coking coal by weight with 40% to 45% lower quality raw coking coal by weight. Although the supply of high quality raw coking coal is limited even in Shanxi Province, Puda has direct access to an abundance of the high quality raw coking coal through Jucai Coal, two related party mines and two non-related party mines. Meanwhile, the lower quality raw coking coal is available in more abundance and less difficult to source.

        Two coal cleaning processes predominate in the industry: dense medium ("DM") separation and jig washing. Both processes are widely applied throughout the world. Jig washing is perceived as a simpler, lower-cost option than DM separation and a range of improved jigs has continued to find wide application in Germany, India, and China. During the coal cleaning process, either water (for wet washing method) or air (dry washing method) can be used as the medium for the cleaning and beneficiation. The dry coal beneficiation process was widely used in Europe and the United States during the period 1930-1965, but was later abandoned largely because separation was not accurate, available technology severely restricted feed size and throughput and moisture presented a major inhibiting factor on performance. There remain a small number of dry coal beneficiation units in operation, particularly in some areas of China where water is scarce.

        Puda's cleaning facilities use a proprietary, water supported jig washing technology that management believes gives it a competitive advantage in providing high quality, cleaned coking coal for China's steel making industry. These washing technologies are licensed from Putai. Puda also has its own wells as a water source for its coal cleaning process and, together with the recycling of water from the coal cleaning system, its plants have a sufficient and reliable supply of water for Puda's existing operations.

Coal Washing Industry in China; Competition

        Coal plays a fundamental role in the global economy. China is both one of the largest consumers and producers of coal in the world. In 2003, China's coal production was 1.7 billion tons. China's coal production reached 1.9 billion tons in 2004, a 12% increase over 2003.

        Coal, in its raw or processed forms, is mainly used in four major industries:

•	Coal-fired power plants
•	Steel manufacturing
•	Metallurgy of non-ferrous metals

•	Cement production

        Steel production is highly dependent on high quality coking coal feedstock. China was the largest steel producer in the world producing 272.5 million MT in 2004, representing 26% of the world's total steel production in 2004. The next two largest steel producers in the world - Japan and the United States - produced a combined 211.6 million MT, or 20% of global production. China's steel production continues to grow with production up 28% in first seven months of 2005 over prior year period. Steel production in China is expected to reach about 350 million MT in 2005.

        Steel is a key component of the rail systems, bridges, ports, airports, construction projects and car production spearheading China's economic growth. China's steel consumption totaled 289.6 million MT in 2004, or 27% global steel consumption. China was the world's leading steel importer in 2004, but this situation has dramatically changed. Since September 2004, China has been a net exporter of steel, and in the first 6 months of 2005, net exports were about 2.3 million MT.

        China's growing appetite for steel production is not expected to slow down for some time. Real estate construction in China continues to boom, and the Beijing 2008 Olympics, the 2010 Shanghai World Expo and the Three Gorges Dam projects will help fuel the growth. However, as China's demand for steel grows, government authorities have taken the initial steps to modernize the coal, coking and steel making industries. For example, the Shanxi Province authorities are shutting down coal mines with less than 300,000 MT output per year to stream line the Province's coal mining and processing facilities around fewer and larger operations due to safety and environmental reasons as well as industry economics.

        By acquiring modern cleaning facilities and adhering to Shanxi's emissions standards, we believe we have adopted a business strategy that fits the industry's development path. And with Jucai Coal's mining improvement and expansion plans and Puda's long-standing relations with its customers - mostly, coking companies that supply the steel mills and steel mills with their own coking facilities - Puda may in the future supply a significant portion of cleaned coking coal in Shanxi Province.

        In China, many coal mines do not have their own coal cleaning facilities or have inadequate cleaning capacities. Coal cleaning companies, such as Puda, were established to meet the demand for cleaned coal. The Chinese coal cleaning industry is currently highly fragmented. Many coal cleaning plants have annual processing capacity of 100,000 MT or less. We believe that Puda is currently the third largest coking coal cleaning company in Shanxi Province with annual cleaned coal production capacity of 1,500,000 MT. Taiyuan Coal Beneficiation Plant (a subsidiary of Xishan Coal & Electricity Group, which is one of Puda's current customers) is the largest coking coal cleaning company in Shanxi Province with coal cleaning capacity of 1.8 million MT per year. Management believes a significant amount of the clean coking coal output from this plant is used for Xishan's business. Another major coal cleaning company in Shanxi Province is Shanxi Mineral Enterprises, a subsidiary of Shanxi Coking Company, which has the capacity to produce about 1.5 million MT of cleaned coking coal per year. This cleaning facility is integrated with the coke producing and rail services business of Shanxi Coking Company. Puda's management believes that both of these companies are operating at over 80% capacity.

        With Puda's capacity of 2.7 million MT of annual cleaned coal capacity by the beginning of 2006, we believe, based on our understanding of our competitors' capacity, that Puda will be the largest coking coal cleaning company in terms of capacity in Shanxi Province - a province which accounts for 20% to 25% of China's coal output and 50% of China's coke production.

        Although there are many coal cleaning plants located in the northeast China, the lower quality of the raw coal in this region makes these plants less competitive in the cleaned coal market, especially in the coking coal market which serves the steel making industry and coal-fired electric utilities. Lower quality coal markets include metallurgy of non-ferrous metals and cement production - both of which are not attractive market segments for Puda.

Raw Coal Supply

        One of Puda's competitive advantages is its access to the high quality raw coking coal in Liulin County, Shanxi Province - an area famed as China's "King of Coal", which has the highest processing yield and the lowest processing cost of any coking coal in China. Puda is not a coal mining operation and does not own any coal mines. However, Puda's coal cleaning facilities are ideally situated in Liulin County, Shanxi Province, where high quality of coking coal reserves exist. Proximity to this high quality raw coking coal is critical for Puda for many reasons, including:

•

High quality raw coking coal is needed to consistently meet Puda's customer specifications for cleaned coking coal, with Puda's larger customers insisting on even greater levels of quality consistency to improve the operating efficiency, pollution control and profits of their own operations. By management's estimates, nearly 80% of the total coking coal supplied to China's steel and coke makers is off-specification.

•

If Puda is required to use a lower quality of raw coking coal, the yield, or the volume of cleaned coking coal produced form a metric ton of raw coking coal, will be reduced and adversely affect Puda's gross margins.

•

The further the cleaning facilities are from the mines, the higher the cost to transport raw coal from the mines to the cleaning facilities, a cost typically absorbed by the coal cleaning facility. Puda's current and new cleaning facilities are all located in close proximity to its major raw coking coal sources, especially Jucai Coal and the other two related party mines.

        Liulin County has the largest reserves of high quality raw coking coal in China. Raw coking coal, which has a range of quality characteristics, has a maximum sulfur content of 0.6%, an internal ash content of 4% to 7%, and an external ash content of 10% to 14%. External ash content is the measure of the total ash content of the coal. The process of coal washing is applied to raw coking coal in order to reduce the amount of its external ash content, or total ash content, so that it can be used as by steel manufacturers. Steel and coke makers generally require, although they do not always receive, cleaned coking coal to meet a minimum specification of maximum 0.6% sulfur content and 9.5% external, or total, ash content. Since the coal cleaning process does not reduce the internal ash content, higher quality raw coking coal is preferred for producing a consistent quality, cleaned coking coal meeting the steel and coke makers specifications.

        We are supplied raw coking coal by a number of mines in Liulin County as well as other mines in Shanxi Province. Our primary supplier of high quality raw coking coal is Liulin Jucai Coal Industry Co. Ltd. ("Jucai Coal"), a coal mine that is owned 75% by Zhao Yao, our Chief Operating Officer and an 18% stockholder of Puda Coal. In addition to us, Jucai Coal also supplies high grade coal to other unrelated parties. We have a preferred supply arrangement with Jucai Coal. Jucai Coal controls about 60% of Liulin County's high quality coking coal (0.6% maximum sulfur content, 4% internal ash content, and 10% external ash content) with proven reserves of 80 million metric tons ("MT").

        Jucai Coal's annual production of high quality coking coal increased from about 500,000 MT in 2004 to an estimated 800,000 MT in 2005, with annual production expected to reach over 1 million MT in 2007 and 1.5 million in 2009. These increases are largely due to mining machinery upgrades and additions, which also improve worker safety conditions and are being encouraged by the authorities in Shanxi Province. Jucai Coal currently produces about 50% of Liulin County's high quality coking coal. Jucai Coal mine produced 450,000 and 500,000 MT of high quality raw coking coal in 2003 and 2004, respectively. Out of this annual output, Jucai Coal sold Puda 91,797 MT and 40,035 MT, respectively. Jucai Coal has committed to supply us with its high quality raw coking coal requirements, and as a result, we believe that we will have access to sufficient high quality coking coal to meet our needs, even as we increases our cleaned coking coal washing capacity.

        Jucai Coal is giving Puda priority over Jucai Coal's other customers and subject to its output capacity, has agreed to supply Puda with Puda's entire high quality raw coking coal requirements pursuant to a coal supply agreement between Puda and Puda Coal ("Jucai Coal Supply Agreement"). Puda receives favorable pricing terms which are at a RMB30 to RMB50 discount per metric ton from the price it sells its high quality raw coking coal to its other customers. Payment terms are based on industry standards of 75% of the total purchase price paid by Puda to Jucai Coal at delivery with the balance due within 30 days after delivery. Furthermore, Jucai Coal is required to maintain the quality of the coking coal at high quality which requires that such coking coal shall have a maximum 4% internal ash content, maximum 0.6% sulfur content, and external ash content of less than 10%.

        We also source coking coal from two major Liulin County coal mines located near our cleaning facilities. These mines produce quality coking coal, although not at the quality level which Jucai Coal produces. These suppliers provide raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content. These suppliers are:

•

Liujiazhuang Coal Mine - 90 million MT of coal reserves. Annual production of 300,000 MT in 2004 and estimated 600,000 MT in 2005. Puda purchased about 50,305 MT and 47,049 MT from this mine in 2003 and 2004.

•

Liulin Dadongzhuang Coal Mine - 50 million MT of coal reserve. Annual production of 300,000 MT in 2004 and estimated 600,000 MT in 2005. Puda purchased about 71,960 MT and 47,220 MT from this mine in 2003 and 2004.

        In addition, we have access to quality raw coking coal through Puda Resources Group Co., Ltd. ("Puda Group"), which is also controlled by Zhao Ming (80%) and by Zhao Yao (20%). Zhao Ming and Zhao Yao are executive officers of Puda and Puda Coal and are brothers. They are also significant shareholders of Puda Coal. Puda Group has raw coking coal available from their 50%-owned Miao Wan Coal Mine in Liulin County and their 100%-owned Zhong Yang Coal Mine in Zhong Yang County, Shanxi Province. These two mines produce raw coking coal with maximum 0.6% sulfur content, 7% internal ash content, and 12 to 14% external ash content. Miao Wan Coal Mine and Zhong Yang Coal Mine each have current annual production of 400,000 MT, while Zhong Yang is expected to increase its output to 600,000 MT by the end of December 2005 due to upgrades and additions to their mining machinery. These two mines have proven reserves totaling nearly 80 million MT.

        We are supplied and have access to lower quality coking coal from a number of other coal mines in Shanxi Province which produce raw coking coal with an internal ash content in excess of 7%. Sources of lower quality coking coal are plentiful around Puda's cleaning facilities, and this lower quality coking coal typically sells at a discount to the prevailing high quality raw coking coal.

        Puda Group also owns a coal mine located about 100 miles northeast of Taiyuan City. This mine, known as the Yue Ping Coal Mine, produces lower quality coal used for power generation which is not of a suitable quality for Puda's coking coal washing process. Yue Ping Coal Mine has an annual output of 3.0 million MT.

        Puda's raw coal suppliers (ranked by 2004 supplied volume) in 2003 and 2004 were as follows:

	2003		2004
Suppliers	Volume	% of	Volume	% of
	(Tons)	Total	(Tons)	Total
Liujiazhuang Coal Mine	50,305	10%	47,049	15%
Liulin Dadongzhuang Coal Mine	71,960	15%	47,220	15%
Liulin Jijiata Coal Mine	52,949	11%	43,983	14%
Jucai Coal Mine	91,797	19%	40,035	12%
Liulin Pangpangta Coal Mine	89,165	18%	40,212	13%
Liulin Yumenzhen Coal Mine	45,076	9%	38,350	12%
Liulin Dongzhuang Coal Mine	56,297	11%	35,322	11%
Liulin Renjiashan Coal Mine	32,152	7%	28,972	9%
Total	489,701	100%	321,143	100%

        Prices for raw coking coal are generally negotiated by the parties. However, the local Price Administration Bureau ("PAB") issues quarterly price range guidance for raw coking coal based on different quality levels (i.e., ash content). Raw coal suppliers are generally allowed to sell at any price as long the do not exceed the guided price range set by the PAB. Jucai Coal typically sells its high quality coal to third parties at the higher end of the guided price range. However, sales of its high quality coal to Puda are priced at the lower end of the guided price range and Puda receives a discount equal to RMB30 to RMB50 per metric ton from the price charged by Jucai Coal to its other customers. This favorable raw coal pricing, coupled with the high coal quality from Jucai Coal, allows Puda to be price competitive to obtain new business. Puda expects to enter into supply contracts with Miao Wan Coal Mine and Zhong Yang Coal Mine, its related party mines, with similar favorable price structure.

        In addition to Jucai Coal, there are two coal mines in Liulin County that are major suppliers of high quality raw coking coal comparable to Jucai Coal. These are:

•	Shipogou Coal Mine - 30 million MT of high quality coal reserves. Annual production of 400,000 MT in 2004 and estimated 600,000 MT in 2005.

•	Houshanyuan Coal Mine - 40 million MT of high quality coal reserves. Annual production of 300,000 MT in 2004 and 2005.

        Although each of these mines are located in Liulin County, they are not as close to Puda's cleaning plants as its other raw coal suppliers. As such, Puda Coal has never purchased raw coal from these mines. These coal mines sell their raw coking coal output to major coking companies. Since Puda has a strong relationship with Jucai Coal, these mines may look at Puda as a market competitor as well.

Operations

        Puda currently has two coal cleaning facilities in Liulin County, Shanxi Province. These two facilities have been strategically located in Liulin County, an area renowned for its superior quality raw coking coal reserves.

•

Shanxi Liulin Jucai Plant - This facility, which has an annual clean coal washing capacity of 100,000 MT, is located in Liulin County about 2 miles away from Jucai Coal. Jucai Coal leases the coal cleaning facility to Puda. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity is approximately $604,000 annually with four quarterly payments per year. This plant is located about 5 miles from the cleaned coal storage facility used by Puda to store clean coal until customer pick up. The lease for this plant expires in 2006 and will not be renewed.

•

Shanxi Liulin Dongqiang Plant - This facility has an annual clean coal washing capacity of 400,000 MT. This facility is owned by Puda, has a land area of approximately 1.5 hectares, and is located about 15 miles from Jucai Coal. This plant is located about ½ mile from the cleaned coal storage facility used by Puda.

        With Puda's extensive experience in sourcing and mixing different quality raw coking coals to achieve customer specifications, it can produce the optimum raw coking coal mix which typically results in the lowest effective cost per metric ton of raw coking coal blended input. An optimum raw coal blended input also is a primary determinate in achieving high processing yield. Processing yield is measured by the metric tons of cleaned coking coal produced per metric ton of raw coal blend inputs. A lower quality raw coal blend input will generally reduce the yield, which typically is about .70 MT of cleaned coal per 1 MT of raw coal, although this yield is expected to increase with the new facilities. Optimizing raw coal mixing to achieve the desired clean coal specification not only allows Puda to extend its high quality raw coal supply, but also allows it to capture a greater gross profit margin.

        On the other hand, if high quality raw coals are not available, Puda's gross margins will be adversely affected if it is required to use a greater volume of lower quality raw coal input and still produce the clean coal specification required by its customers. Two primary factors contribute to this reduced gross profit margin. First, with a higher volume of lower quality raw coal, Puda's processing yield falls. Second, the increased lower quality raw coal content, increases Puda's processing costs per ton.

Expansion

        Puda has significantly expanding its coal cleaning capacity through the acquisition of a new facility near its Shanxi Liulin Jucai Plant (the "New Shanxi Liulin Jucai Plant"), as well as through its pending acquisition of a new facility and related land use rights in Zhong Yang County, Shanxi Province (the "New Zhong Yang Plant").

•

New Shanxi Liulin Jucai Plant - This facility, which is adjacent to the Shanxi Liulin Jucai Plant in Liulin County and located in Liulin County about 2 miles away from Jucai Coal, will have an annual cleaning capacity of 1.1 million MT. The new facility has separate land use rights owned by Puda. Puda purchased this new facility from Puda Group, a related party, at cost for approximately $5,800,000 of which $900,000 is for the 50-year land use rights, $900,000 is for the plant and $3,900,000 is for the equipment. Puda Group is financing the new facility under a note.

•

New Zhong Yang Plant - This facility, which is located in Zhong Yang County approximately 15 miles from Jucai Coal and about 3 miles from Puda Group's Zhong Yang Coal Mine, will have an annual cleaning capacity of 1.2 million MT. The new facility will have a large storage facility and rail dock. Puda purchased this new facility from Puda Group, a related party, at cost for approximately $7,200,000 of which $2,100,000 is for the 50-year land use rights, $1,200,000 is for the plant and $4,300,000 is for the equipment. Puda Group is financing the new facility under a note.

        When both new facilities are fully operational, Puda will have a total annual cleaned coking coal capacity of approximately 2.7 MT - making it, we believe based on our knowledge of our competitors, Shanxi Province's largest cleaned coking coal supplier in terms of capacity. These new facilities will incorporate state-of-the-art processes and systems, including a new recycling process capable of recycling the lost raw coal volume and producing higher yield. These new facilities are expected to increase the yield realized on 1 MT of raw coal blend input from .69-.76 MT of cleaned coking coal to .83 MT of cleaned coking coal. The addition of this new cleaning capacity is the cornerstone of Puda's strategic growth plan.

        The New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant were acquired at an aggregate cost of approximately $13 million, paid through a 6% secured note payable to Puda Group that will be amortized over 10 years (the "Facilities Note"). The note is secured by the assets which were purchased.

        Puda Group also has a large storage facility in Liulin County near Puda's Shanxi Liuling Dongqiang Plant which holds cleaned coal processed at Puda's cleaning facilities. The storage facility has a railway dock and spur with access to local rail. Puda Group also owns a coal mining equipment manufacturer and distributor. The assets held by Puda Group, a related party to Puda, provide Puda with potential access to coking coal supply, a large storage facility and machinery. Puda Group also owns the exclusive sales agency in Shanxi Province for automobiles produced by Hyundai Motor Company's joint venture in China.

        With our significant expansion of coking coal cleaning capacity, we believe that we are well positioned to participate in the early stages of China's modernization of the coal, coking and steel making industries. The Shanxi provincial authorities are shutting down coal mines with less than 300,000 MT output per year in an effort to stream line the Province's coal mining and processing facilities around fewer and larger operations for safety and environmental reasons, as well as industry economics. By acquiring modern facilities and adhering to Shanxi's emissions standards, we have adopted a business strategy that we believe ideally fits the industry's development path and will make us a leader in Shanxi's coal industry.

        As Puda strengthens its market position and increases its capacity with state-of-art, highly-efficient processing facilities and equipment, Puda also believes it will be more competitively positioned to gain market share at the expense of small coal cleaning facilities that have less efficient processing and lack economies of scale.

Customers

        Most of Puda's current customers are China coke producers (who then sell their coke to major steel makers) and steel mills that have their own coking facilities. During 2003, Puda sold approximately 363,000 MT of cleaned coking coal to 12 different customers, with no customers accounting for more than 16% of total tonnage sales. During 2004, Puda sold approximately 315,000 MT of cleaned coking coal to 11 different customers, with no customer accounting for more than 16% of total tonnage sales.

        Sales to Puda's customers (ranked by 2004 sales volume) in 2003 and 2004 were as follows:

	2003		2004
Customers	Volume	% of	Volume	% of
	(MTs)	Total	(MTs)	Total
Liudian Burning Materials	12,070	3.3%	47,684	15.2%
Liulin Coalmine Washing Plant	25,960	7.2%	42,625	13.5%
Qianyi Jinyan Corp.	55,752	15.4%	32,929	10.5%
Xishan Coal & Electricity Company	24,135	6.7%	30,127	9.6%
Jiansu Yancheng Clean Coal Co., Ltd.	47,971	13.2%	30,028	9.5%
Shizhou Gas Company	37,503	10.3%	27,866	8.9%
Baotou Steel Resources Company	42,170	11.6%	25,822	8.2%
Zhonglu Company	17,105	4.7%	25,037	8.0%
Zhongyang Rongxin	15,580	4.3%	21,060	6.7%
Liuliang Longteng Coking Corporation	34,769	9.6%	18,573	5.9%
Taiyuan Gas Company	35,988	9.9%	12,910	4.1%
Jucai Coal Industry	13,620	3.8%	0	0.0%
Total	362,623	100%	314,661	100%

        In the first half of 2005, Puda sold 179,000 MT of cleaned coking coal. During the second half of 2005, sales of cleaned coking coal is expected to be 500,000 MT due primarily to continued strong demand from existing customers, new capacity coming on line in the fourth quarter, and new customer sales expected to total about 170,000 MT. Total expected sales of cleaned coking coal for 2005 are estimated at 679,000 MT, an increase of 115% over 2004 tonnage sales.

        Puda's cleaned coking coal is used by some of the top steel businesses in China including Taiyuan Iron & Steel (Group) Co., Ltd., the 15th largest steel company in China producing steel plate and stainless steel; and Baotou Iron and Steel (Group) Co., Ltd, the 17th largest steel and iron company in China.

        With rail line access to Shanxi Province, Inner Mongolia Province, Hebei Province, Beijing and Tianjin, Puda can readily service the growing appetite for steel production among its long-standing coke producing and steel mill customers. Puda Coal's current primary geographic markets include:

•	Shanxi Province - approximately 30% of total sales.

•	Inner Mongolia Autonomous Region - approximately 35% of total sales.

•	Hebei Province - approximately 15% of total sales.

•	Beijing - approximately 10% of total sales.

•	Tianjin - approximately 10% of total sales

        In Shanxi Province alone, the independent coke producers supply 50% of China's coke and 80% of China's exported coke. The Company estimates that the total market demand from the steel industry in its sales territory is currently about 12 million MT of cleaned coking coal. However, we believe that about 80% of this demand is currently satisfied by off-specification coking coal of a lower quality since the specification grade coking coal supply is so limited. Of this total market demand in the region, we estimate that Shanxi Province supplies about 5 to 7 million MT of cleaned coking coal, of which only about 2.5 million MT meets the specification grade required by the sales territory - the quality which Puda is able to source and produce at its cleaning facilities. The remaining balance of this estimated demand is not met with specification grade clean coking coal and this gap between market demand and supply presents an opportunity for Puda. This is the market which Puda intends to continue to pursue aggressively as steel makers continue focus on suppliers that can deliver large volume, consistent quality, specification grade coking coal at competitive prices.

        Puda has already signed sales contracts with 4 major steel makers for a combined 1.6 million MT of annual cleaned coking coal. These agreements are not based on 'take-or-pay' volume commitments but rather on expected volume requirements of the steel makers which may increase or decrease based on the steel makers' actual requirements. The duration of the agreements are for one year each and payment terms are the 30th day of each month after receipt of the value-added tax related invoice. Although pricing is set in the contract, prices are generally adjustable based on market movements subject to the negotiation of the parties. If the parties cannot agree to new pricing, there are no commitments for the continued supply. Puda's management believes that most of this new business is being taken way from other suppliers who are not able to supply coking coal at the same quality as Puda.

•	Taiyuan Steel & Iron - China's 7th largest steel maker located in Shanxi Province with projected annual sales of 600,000 MT in 2006.

•	Handan Steel & Iron - China's 10th largest steel maker located in Hebei Province with projected annual sales of 400,000 MT in 2006.

•	Tangshan Steel & Iron - China's 12th largest steel maker located in Hebei Province with projected annual sales of 300,000 MT in 2006.

•	Beijing Capital Iron & Steel - China's 2nd largest steel maker located in Beijing with projected annual sales of 300,000 MT in 2006.

        Two more potential customers have signed non-binding letters of intent:

•

Shanxi Coal Import and Export Group Corporation - Import-export company with projected annual sales of 600,000 MT in 2006. This sales volume is based on a portion of the expressed intent in the non-binding letter to purchase 1,320,000 MT in 2006 from Puda.

•

Sinochem Corporation - 2005 Fortune Global 500 company. Chemical and diversified manufacturer with projected annual sales of 600,000 MT in 2006. This sales volume is based on a portion of the expressed intent in the non-binding letter to purchase 2,400,000 MT in 2006 from Puda.

        After securing the expected additional new sales volume in 2006, Puda should be competitively positioned in the market and may be able to command greater bargaining power with its quality-dependent large customers. We believe that the outlook for China's steel making industry also remains promising due to China's construction boom, policies designed to boost development of the country's western provinces, huge infrastructure projects such as the construction of the largest dam in the world (the Three Gorges Dam), the 2008 Beijing Olympic Games and the 2010 Shanghai World Expo. We further believe that coal exports will another developing sales channel for Puda in the next few years.

        Employees

        Puda currently has approximately 139 employees. The following table shows the breakdown of the number of employees by functional departments.

Department	Job Title / Responsibility	# of Employees
Corporate	President, Vice Presidents, Managers	10

Finance	Finance and Accounting	7

Purchasing	Purchase raw coal and maintain relationship with suppliers	16

Marketing and Sales	Sell cleaned coal, maintain relationship with customers, and acquire new customers	22

Transportation	Short-range truck drivers (within plant)	11

Production	Produce cleaned coal	64

Quality Control	Quality check on input (raw coal) and output (cleaned coal)	9

Total		139

        Puda expects to hire 50 to 60 additional employees during the fourth quarter of 2005 and first quarter of 2006 to accommodate its increase in processing capacity. Approximately 80% of these employees will be in the areas of production, quality control and transportation, while 20% will be in the areas of corporate, finance, purchasing and marketing and sales.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

FORWARD-LOOKING STATEMENTS

        The following discussion may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such statements are intended to be covered by the safe harbor created by such provisions. These statements include the plans and objectives of management for the future growth of Puda Coal, Inc., formerly

Purezza Group, Inc. ("Puda Coal" or the "Company") and its controlled affiliates, including plans and objectives related to the consummation of acquisitions and future private and public issuances of Puda Coal's equity and debt securities. The forward-looking statements included herein are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Puda Coal. Although Puda Coal believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the forward-looking statements included in this prospectus will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by Puda Coal or any other person that the objectives and plans of Puda Coal will be achieved.

        The words "we," "us" and "our" refer to Puda Coal and its subsidiaries and controlled affiliates. The words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," or similar expressions are intended to identify "forward-looking statements." Actual results could differ materially from those projected in the forward looking statements as a result of a number of risks and uncertainties, including but not limited to: (a) limited amount of resources devoted to expanding our business plan; (b) our failure to implement our business plan within the time period we originally planned to accomplish; and (c) other risks that are discussed in this Form prospectus or included in our previous filings with the Securities and Exchange Commission.

Accounting Treatment

        The transactions under the Exchange Agreement and related agreements (described above in "Business") have been accounted for as a reverse acquisition presented as a recapitalization, except no goodwill or other intangible assets are recorded. Accordingly, the financial statements of Puda became the historical financial statements of Puda Coal and, since Puda and Puda Coal are under common control, the Puda Coal financial statements are presented on a consolidated basis with Puda, Putai and Puda BVI.

Puda's Results of Operations

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

        Net Revenue. Net revenue for the year ended December 31, 2004 increased $6.3 million, or 47.0%, from $13.4 million in 2003 to $19.7 million in 2004. The tonnage sales of cleaned coal decreased 48,000 tons from 363,000 tons in 2003 to 315,000 tons during 2004, a 13.2% decrease. The decrease in tonnage sales was primarily due to tightened raw coal supply in the PRC in 2004, during which period most of the raw coal suppliers in the PRC were required by the PRC government to temporarily cease their operation for safety checks and improvements. The decrease in tonnage sales were offset by significant increase in the per ton sales price of cleaned coal in all regions.

        Cost of Revenues. Puda's cost of revenue for the year ended December 31, 2004 increased $4.0 million, or 43.5%, from $9.2 million in 2003 to $13.2 million in 2004. This was primarily due to the increase in the price per ton of raw coal, which was partially offset by the reduced 2004 sales volumes.

        Operating Expenses. Operating expenses were $939,000 for the year ended December 31, 2004, compared to $541,000 for the year ended December 31, 2003. This represents an increase of $398,000 from 2003 to 2004, or 73.6%, primarily due to $414,000 of costs in 2004 related to Puda's efforts to obtain public listing in the U.S.

        Income from Operations. Operating profit increased $1.9 million, or 52.8%, from $3.6 million in 2003 to $5.6 million in 2004. The increase was primarily the result of increased gross profit margin in 2004 (31.3% in 2003 versus 33.0% in 2004) and increased net revenues in 2004.

        Income Taxes. Income taxes increased $632,000, or 51.4%, from $1.23 million in 2003 to $1.87 million in 2004.

        Net Income. Net income was $3.7 million for the year ended December 31, 2004, compared to $2.4 million in the year ended December 31, 2003, an increase of $1.3 million, or 54.2%.

Nine Months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

        Net Revenue. Net revenue for the nine months ended September 30, 2005 increased $16,987,000, or 121%, from $14,069,000 in the nine months ended September 30, 2004 to $31,056,000 in the nine months ended September 30, 2005. The tonnage sales of cleaned coal increased 182,000 metric tons from 231,000 metric tons in the nine months ended September 30, 2004 to 413,000 metric tons in the nine months ended September 30, 2005, a 79% increase. The increase in tonnage sales was primarily due to strong demand for cleaned coal in the PRC in the nine months ended September 30, 2005. The increase in net revenue was also affected by the increase in the per ton sales price of cleaned coal in all regions.

        Cost of Revenues. Puda's cost of revenue for the nine months ended September 30, 2005 increased $15,493,000, or 180%, from $8,630,000 in the nine months ended September 30, 2004 to $24,123,000 in the nine months ended September 30, 2005. This was primarily due to the significant increase in the price per ton of raw coal and the increase in sales volume.

        Gross Profit. Gross profit for the nine months ended September 30, 2005 increased $1,494,000 or 27%, from $5,439,000 in the nine months ended September 30, 2004 to $6,933,000 in the nine months September 30, 2005 due to the increase in sales volume and selling price. Gross profit margin in the nine months ended September 30, 2005 was 22% versus 39% in the nine months ended September 30, 2004. The decrease in gross profit margin was primarily due to the significant increase in the price per ton of raw coal.

        Selling Expenses. Selling expenses were $555,000 for the nine months ended September 30, 2005, compared to $244,000 for the nine months ended September 30, 2004. This represents an increase of $311,000 or 127%, primarily due to the increase in sales volume.

        General and Administrative Expenses. General and administrative expenses were $305,000 for the nine months ended September 30, 2005, compared to $170,000 for the nine months ended September 30, 2004. This represents an increase of $135,000, or 79%, primarily due to increases in salary and benefits, employee training and conference expenses.

        Other Operating Expenses. Other operating expenses of $902,000 in the nine months ended September 30, 2005 were mainly professional and regulatory charges related to the public listing. No such expenses were incurred in the nine months ended September 30, 2004.

        Income from Operations. Operating profit increased $146,000, or 3%, from $5,025,000 in the nine months ended September 30, 2004 to $5,171,000 in the nine months ended September 30, 2005. The increase was primarily the result of increased net revenue in the nine months ended September 30, 2005 which was offset by the decreased gross profit margin and the increased other operating expenses in the nine months ended September 30, 2005.

        Income Taxes. Income taxes increased $365,000, or 22%, from $1,678,000 in the nine months ended September 30, 2004 to $2,043,000 in the nine months ended September 30, 2005 due to the increase in operating profit.

         Net Income. Net income was $3,137,000 for the nine months ended September 30, 2005, compared to $3,343,000 in the nine months ended September 30, 2004, a decrease of $206,000, or 6%,  mainly due to increase in other operating expenses.

Liquidity and Capital Resources

        Net cash provided by operating activities was $2.7 million for the year ended December 31, 2004, compared to $226,000 in 2003, an increase of $2.47 million from the prior year. The improvement was primarily due to improved working capital cash flows in 2004 compared to 2003.

        Net cash used by financing activities was $3.2 million for the year ended December 31, 2004, compared with cash provided by financing activities of $0 in 2003.  This was related to a cash distribution paid to owners of $3.2 million in 2004. Puda has no long-term debt as of December 31, 2004.

       Net cash provided by operating activities was $6,269,000 for the nine months ended September 30, 2005, compared to $1,529,000 in the nine months ended September 30, 2004, an increase of $4,740,000, or 310%. The increase was primarily due to improved working capital cash flows for notes receivable, other receivables, other payables and VAT payable in the nine months ended September 30, 2005 compared to the nine months ended September 30, 2004.

        Net cash provided by investing activities was $123,000 for the nine months ended September 30, 2005, compared to net cash used in investing activities of $121,000 in the nine months ended September 30, 2004. This was related to the sale of a short-term investment in the nine months ended September 30, 2005 versus the purchase of a short-term investment in the nine months ended September 30, 2004.

        Net cash used by financing activities was $897,000 for the nine months ended September 30, 2005, compared with $1,270,000 in the nine months ended September 30, 2004.  The decrease was principally due to a decrease in cash distribution paid to owners.

        Puda currently leases the Shanxi Liulin Jiucai Plant which has an annual clean coal washing capacity of 100,000 metric tons. This facility is located about two miles away from the premises of coal mine owned and operated by Shanxi Liulin Jucai Coal Industry Co., Limited ("Jucai Coal"). Zhao Yao is a 75% owner of Jucai Coal. Jucai Coal leases the coal processing facility to Puda. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity is approximately $618,000 annually with four quarterly payments per year.

        Puda Group is currently constructing two new coal washing plants in Liulin County and Zhong Yang County, Shanxi Province. The Liulin County plant will have an annual clean coal washing capacity of 1.1 million metric tons while the Zhong Yang County plant will have and annual clean coal washing capacity of 1.2 million metric tons. The Liulin County plant has begun trial production and will start formal production by the end of November 2005. Puda will purchase this new coal washing facility and related coal washing equipment from Puda Group, a related party, for a cost of $5.8 million. The Zhong Yang County plant is expected to start trial production by the end of November 2005, with formal production expected to start at the beginning of 2006. Puda will purchase this second coal washing facility and coal washing equipment from Puda Group for a cost of $7.2 million. Puda is expecting to acquire these two facilities under a note payable to Puda Group for approximately $13 million, amortized over 10 years.

Puda's Significant Accounting Estimates and Policies

        The discussion and analysis of Puda's financial condition and results of operations is based upon Puda's financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Puda to make estimates and judgments that affect the reported amounts of assets and liabilities. On an on-going basis, Puda evaluates its estimates including the allowance for doubtful accounts, the salability and recoverability of inventory, income taxes and contingencies. Puda bases its estimates on historical experience and on various other assumptions that Puda believes to be reasonable under the circumstances, the results of which form Puda's basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Puda must make estimates of the collectability of accounts receivable. Puda analyzes historical write-offs, changes in its internal credit policies and customer concentrations when evaluating the adequacy of its allowance for doubtful accounts. Differences may result in the amount and timing of expenses for any period if Puda makes different judgments or uses difference estimates.

        Property and equipment are evaluated for impairment whenever indicators of impairment exist. Accounting standards require that if an impairment indicators are present, Puda must assess whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is less than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset.

        Goodwill is reviewed at least annually for impairment, or more frequently if indicators of impairment exist, goodwill is tested by comparing net book value of the reporting entity to fair value. Puda's management's assumptions about fair values require significant judgment because broad economic factors, industry factors and technology considerations can result in variable and volatile fair values.

        Puda cannot predict what future laws and regulations might be passed that could have a material effect on our results of operations. We assess the impact of significant changes in laws and regulations on a regular basis and update the assumptions and estimates used to prepare our financial statements when we deem it necessary.

        Revenue from sales of processed coal is generally recognized during the period when the coal is delivered and title passes to the purchaser.

        Puda's functional currency is Renminbi ("RMB") and its reporting currency is U.S. dollars. Puda's balance sheet accounts are translated into U.S. dollars at the year-end exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in owners' equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred. The translation and transaction gains and losses were immaterial in the statement of operations as incurred. The translation and transaction gains and losses were immaterial for the years ended December 31, 2003 and 2004. The PRC during 2003 and 2004 fixed the exchange rate of 8.28 RMB per US$1.00.

        The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on Puda because it has not previously engaged in any significant transactions that are subject to the restrictions.

DESCRIPTION OF PROPERTY

        Puda's Shanxi Liulin Jucai Plant, which it owns, has an annual capacity of 400,000 MT. The Shanxi Liuling Dongqiang Plant, which Puda leases from Jucai Coal, is located about two miles from the Jucai Coal mine and has an annual capacity of 100,000 MT. The lease for the Shanxi Liulin Jucai Plant expires in 2006 and will not be renewed.

        Puda has significantly increasing its coal cleaning capacity through an acquisition of a facility near its existing Shanxi Liulin Jucai Plant (the "New Shanxi Liulin Jucai Plant") which will have an annual capacity of 1.1 million MT, as well as through its acquisition of a new facility and related land use rights in Zhong Yang County, Shanxi Province (the "New Zhong Yang Plant") which will have an annual capacity of 1.2 million MT.

        The plants were acquired by Puda from Puda Group, which is controlled by Zhao Ming (80%) and by Zhao Yao (20%) two new coal washing plants, related land-use rights and coal washing equipment in Liulin County and Zhong Yang County, Shanxi Province. The Liulin County plant started formal production. The Liulin County plant, land-use rights and related equipment were purchased for a cost of $5.8 million. The Zhong Yang County coal washing plant has started trial production, with formal production expected to start at the beginning of 2006. The Zhong Yang County plant, land-use rights and related equipment were purchased for a cost of $7.2 million. The purchase price paid by Puda to Puda Group, which totals $13 million, be amortized over 10 years and bear interest at a rate of 6% per annum payable quarterly (collectively, the "Conveyancing Loan"). The Facilities Notes are secured by the New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Party Transactions

        Puda declared cash distributions to its owners, Zhao Ming (80%) and Zhao Yao (20%), of $1,295,000 and $2,393,000 in 2003 and 2004, respectively. Of these amounts, $3,204,000 million was paid in 2004. In the first half of 2005, Puda declared dividends of $1,453,000 and paid dividends of $968,000. As of June 30, 2005, $969,000 of dividends remain accrued and unpaid.

        Puda currently secures raw coal from a diversified pool of local Liulin County coal mines, including Liulin Jucai Coal Industry Co. Ltd. ("Jucai Coal"), a coal mine that is owned 75% by Zhao Yao. Jucai Coal supplies raw coal to both Puda and other unrelated parties. The Jucai Coal mining operations produced 450,000 and 400,000 tons of raw coal in 2003 and 2004, respectively. Out of this annual raw coal production, Jucai Coal sold approximately 20% and 10% of its raw coal production in

2003 and 2004, respectively, to Puda at prevailing market prices. The raw coal purchased from Jucai Coal accounted for approximately 19% and 12% of Puda's total raw coal purchases in tonnage in 2003 and 2004, respectively.

        As of December 31, 2003 and 2004, Puda had the following amounts due from/to related parties:
	December 31,
	2003	2004
Receivable from Shanxi Puda Resources Group Limited ("Puda Group"), a related company with common owners	$2,871,000	$2,234,000

Receivable from an owner, Zhao Ming	-	2,000

Total related party receivables	$2,871,000	$2,236,000

Payable to an owner, Zhao Yao	$186,000	$197,000

Accounts payable to Shanxi Liulin Jucai Coal Industry Co., Ltd., a related party with common owner	114,000	268,000

Total Related Party Payables	$300,000	$465,000

        The above related party receivable and payable balances are unsecured, interest-free and there are no fixed terms for repayment.

        The amount payable to Zhao Yao represents land use rights paid by him on behalf of Puda.

        In 2001, Puda entered into agreements with Puda Group, to lease an office and certain equipment. In the years ended December 31, 2003 and 2004, rental expenses payable to Puda Group were $24,000 and $24,000 respectively.

        By an agreement entered into between Puda and Puda Group on April 25, 2005, Puda Group agreed to pay all the tax liabilities (including surcharges and penalties) of Puda with retrospective effect from its establishment to December 31, 2004. As of December 31, 2003 and 2004, Puda has paid $2,800,000 and $5,768,000, respectively, to Puda Group for payment of income taxes and value-added tax ("VAT"). In December 2004, Puda Group has paid Puda's income taxes of $1,678,000 and VAT of $1,950,000 to the China Tax Bureau. In April 2005, Puda Group has paid Puda's VAT of $251,000 to the China Tax Bureau.

        Puda currently leases the Shanxi Liulin Jucai Plant which has an annual clean coal washing capacity of 100,000 tons. This facility is located about two miles from the premises of coal mine owned and operated by Shanxi Liulin Jucai Coal Industry Co., Limited ("Jucai Coal"). Zhao Yao is a 75% owner of Jucai Coal. Jucai Coal leases this coal processing facility to Puda. The leasing agreement was entered into on December 2, 2001 for a term of 5 years. The cost for the leased capacity is approximately $604,000 annually with four quarterly payments per year. It is possible that this lease will not be renewed when it expires.

        Puda financed its acquisition of the New Shanxi Liulin Jucai Plant and the New Zhong Yang Plant through Puda Group, an entity owned 60% by Zhao Ming and 20% by Zhao Yao, for an aggregate cost of $13 million paid through a 6% secured Facilities Note amortized over 10 years. Puda will also enter into a raw coal supply agreement with Jucai Coal which will provide Puda with favorable pricing and a priority supply over Jucai Coal's other customers.

        Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, was the exclusive placement agent for the private placement in which we sold the Notes and Warrants and was paid a commission equal to 10% of the aggregate gross proceeds from that offering plus a non-accountable expense allowance equal to 2% of the aggregate gross proceeds. In addition, as placement agent, Keating Securities received, for nominal consideration, five-year warrants to purchase Common Stock. Warrants were also granted to employees and agents of Keating Securities in connection with their work on the private placement. A total of 2,072,500 warrants were granted to Keating Securities and its agents and employees, 1,250,000 of which went to Keating Securities. Keating Securities also was a financial advisor in connection with an exchange agreement in which shares of the Company's stock were exchanged for all of the all of the outstanding capital stock and ownership interests of Puda BVI from the Puda BBI Members. Prior to the exchange, the Company was a public shell company. The transaction advisory fee was $400,000. Keating Investments, LLC is the managing member of Keating Reverse Merger Fund and the managing member and affiliate of Keating Securities, LLC. Keating Reverse Merger Fund holds 6.25% of the Company's stock.

        Keating Reverse Merger Fund and the Puda BVI Member have agreed to vote their shares of Puda Coal's Common Stock to: (i) elect a person designated by KRM Fund to the board for a period of one year following the closing of the Exchange Agreement ("KRM Designate"); and (ii) elect such other persons that may be designated by Zhao Ming from time to time to fill any vacant position on the board of directors (other than the KRM Designate).

MARKET FOR OUR CAPITAL STOCK

Market Information

        Our common stock is quoted under the symbol, "PUDC " on the OTC Bulletin Board, a service maintained by the National Association of Securities Dealers, Inc. Trading in the common stock in the over-the-counter market has been limited and sporadic and the quotations set forth below are not necessarily indicative of actual market conditions. All prices prior to the quarter ended June 30, 2004 reflect activity in our common stock prior to the announcement of our agreement to enter into the exchange to acquire Puda BVI. Further, all prices reflect inter-dealer prices without retail mark-up, mark-down, or commission and may not necessarily reflect actual transactions. The high and low sales prices for the periods presented have been adjusted to reflect stock splits:
	High	Low
2003
March 31, 2003	*	*
June 30, 2003	*	*
September 30, 2003	*	*
December 31, 2003	*	*

2004
March 31, 2004**	.200	.200

June 30, 2004	.800	.200
September 30, 2004	1.000	.700
December 31, 2004	1.000	1.000

2005
March 31, 2005	1.000	1.000
June 30, 2005	9.000	1.000
September 30, 2005***	3.900	1.000
Through December 14, 2005	3.750	1.020

*no available quoted prices during these periods
** first available price February 17, 2004
***10 for 1 stock split occurred September 8, 2005; the high price of $3.90 occurred prior to the split; the post-split high for the quarter was $2.300; the low of $1.000 occurred before the split; the post-split low was $1.05

Holders

        As of December 15, 2005, there were 75,450,000 shares outstanding.

DIVIDEND POLICY

        Since 2003, Puda has paid aggregate cash dividends of $4,172,000 to Zhao Ming and Zhao Yao, who own 80% and 20% of Puda, respectively. An additional $969,000 of declared dividends remain unpaid.

        Any future determination as to the declaration and payment of dividends on Puda Coal's Common Stock will be made at the discretion of Puda Coal's board of directors out of funds legally available for such purpose. Puda Coal is under no contractual obligations or restrictions to declare or pay dividends on its Common Stock. In addition we currently have no plans to pay such dividends, However, even if we wish to pay dividends, because our cash flow is dependent on dividend distributions from our affiliated entities in China, we may be restricted from distributing dividends to our holders of Common Stock in the future if at the time we were unable to obtain sufficient dividend distributions from Puda or Putai. Various factors may limit the ability of Puda and Putai to distribute dividends to our subsidiaries that are not established in China, including the obligations of Puda and Putai under the laws of China to maintain and continuously fund certain Chinese government mandated reserve accounts and foreign currency exchange regulations. The board of directors currently intends to retain all earnings for use in the business for the foreseeable future. See "Risk Factors."

MANAGEMENT COMPENSATION

Summary Compensation Table

        The following table sets forth information concerning all compensation paid for services to Puda by its executive officers in all capacities for 2002, 2003 and 2004. No other executive officer received total annual salary and bonus payments in excess of $100,000 during these periods.

Annual Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Zhao Ming (Chairman and Chief Executive Officer)	2004 2003 2002	4,833 5,075 4,261	- - -	- - -
Zhao Yao (Chief Operating Officer and Director)	2004 2003 2002	4,833 5,075 4,261	- - -	- - -
Jin Xia (Chief Financial Officer)	2004 2003 2002	2,388 1,913 -	- - -	- - -

Option Grants

        Puda does not maintain any equity incentive or stock option plan. Accordingly, Puda did not grant options to purchase any equity interests to any employees or officers, and no stock options are issued or outstanding to any officers.

Employment Contracts

        Puda does not have formal employment agreements with any of its executive officers or key employees. Puda Coal does not have formal employment agreements with any of its newly appointed executive officers.

INDEX TO FINANCIAL STATEMENTS

SHANXI PUDA RESOURCES CO., LTD. FINANCIAL STATEMENTS December 31, 2003 And 2004 Together With Report Of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm	F-

Balance Sheets	F-

Statements of Operations	F-

Statements of Changes in Owners' Equity	F-

Statements of Cash Flows	F-

Notes to Financial Statements	F-

PUDA COAL, INC. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS September 30, 2005

Unaudited Consolidated Balance Sheet as of September 30, 2005	F-

Unaudited Consolidated Statements of Operations for the three months ended September 30, 2005 and September 30, 2004, for the nine months ended September 30, 2005 and September 30, 2004	F-

Unaudited Consolidated Statement of Changes in Stockholders' Equity for the nine months ended September 30, 2005	F-

Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2005 and September 30, 2004	F-

Notes to Unaudited Consolidated Financial Statements	F-

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Owners of
Shanxi Puda Resources Co., Ltd.

We have audited the accompanying balance sheets of Shanxi Puda Resources Co., Ltd. as of December 31, 2003 and 2004, and the related statements of operations, changes in owners' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanxi Puda Resources Co., Ltd. as of December 31, 2003 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Moore Stephens

Certified Public Accountants
Hong Kong

June 9, 2005

SHANXI PUDA RESOURCES CO., LTD.
BALANCE SHEETS
December 31, 2003 and 2004
(In thousand of United States dollars)

		DECEMBER 31,
	Note(s)	2003	2004
		US$'000	US$'000
ASSETS
CURRENT ASSETS
Cash and cash equivalents		913	313
Short term investments		-	117
Accounts receivable (net)	3	2,340	2,722
Notes receivable - trade	4	266	638
Other receivables
- Related parties	5	2,871	2,236
- Third parties		2	68
Deposits and prepayments		459	529
Inventories	6	3,585	3,565

Total current assets		10,436	10,188

PROPERTY, PLANT AND EQUIPMENT, NET	7	1,085	974

INTANGIBLE ASSETS	8	186	182

TOTAL ASSETS		11,707	11,344

LIABILITIES AND OWNERS' EQUITY
CURRENT LIABILITIES
Accounts payable
- Related party	5	114	268
- Third parties		565	448
Notes payable	9	72	-
Other payables
- Related party	5	186	197
- Third parties		155	291
Accrued expenses		175	248
Advances from customers		368	-
Income taxes payable	10	1,821	2,008
VAT payable	10	1,107	251
Distribution payable		1,295	484

Total current liabilities		5,858	4,195

COMMITMENT AND CONTINGENCIES	11

OWNERS' EQUITY
Paid-in capital		2,717	2,717
Statutory surplus reserve fund	12	675	1,243
Retained earnings		2,457	3,189

Total owners' equity		5,849	7,149

TOTAL LIABILITIES AND OWNERS' EQUITY		11,707	11,344

The accompanying notes are an integral part of these financial statements.

SHANXI PUDA RESOURCES CO., LTD.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2003 and 2004
(In thousand of United States dollars)

		YEAR ENDED DECEMBER 31,
	Note(s)	2003	2004
		US$'000	US$'000

NET REVENUE		13,397	19,735

COST OF REVENUE	5	(9,209)	(13,229)

GROSS PROFIT		4,188	6,506

OPERATING EXPENSES
Selling expenses		264	322
General and administrative expenses	5	277	203
Other operating expenses	13	-	414

TOTAL OPERATING EXPENSES		541	939

INCOME FROM OPERATIONS		3,647	5,567

LOSS ON SHORT TERM INVESTMENT		-	(4)

INTEREST EXPENSE		(11)	(4)

INCOME BEFORE INCOME TAXES		3,636	5,559

INCOME TAXES	14	(1,234)	(1,866)

NET INCOME		2,402	3,693

The accompanying notes are an integral part of these financial statements.

SHANXI PUDA RESOURCES CO., LTD.
STATEMENTS OF CHANGES IN OWNERS' EQUITY
For the years ended December 31, 2003 and 2004
(In thousand of United States dollars)

	PAID-UP CAPITAL		STATUTORY SURPLUS RESERVE	RETAINED EARNINGS	TOTAL OWNERS' EQUITY
	RMB'000	US$'000	US$'000	US$'000	US$'000

Balance, January 1, 2003	22,500	2,717	310	1,715	4,742

Net income for 2003	-	-	-	2,402	2,402
Transfer	-	-	365	(365)	-
Distribution	-	-	-	(1,295)	(1,295)

Balance, December 31, 2003	22,500	2,717	675	2,457	5,849

Net income for 2004	-	-	-	3,693	3,693
Transfer	-	-	568	(568)	-
Distribution	-	-	-	(2,393)	(2,393)

Balance, December 31, 2004	22,500	2,717	1,243	3,189	7,149

The accompanying notes are an integral part of these financial statements.

SHANXI PUDA RESOURCES CO., LTD.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2003 and 2004
(In thousand of United States dollars)

	2003	2004
	US$'000	US$'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	2,402	3,693
Adjustments to reconcile net income to net cash used in operating activities
Unrealized loss on short term investments	-	4
Amortization of land use right	3	4
Depreciation	111	111
Provision for doubtful debts	13	1
Changes in operating assets and liabilities:
Increase in accounts receivable	(847)	(383)
Increase in notes receivable	(12)	(372)
Increase in other receivables, deposits and prepayments	(1,899)	499
(Decrease)/increase in inventories	(931)	20
(Decrease)/increase in accounts payable	(112)	37
Decrease in notes payable	(73)	(72)
Increase in accrued expenses	63	73
Decrease in advance from customers	(146)	(368)
(Decrease)/increase in other payables	(293)	147
Increase in income tax payable	1,235	187
Increase/(decrease) in VAT payable	712	(856)

Net cash provided by operating activities	226	2,725

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for purchase of short term investments	-	(121)

Net cash used in investing activities	-	(121)

CASH FLOWS FROM FINANCING ACTIVITIES
Distribution paid to owners	-	(3,204)

Net cash used in financing activities	-	(3,204)

Net increase/(decrease) in cash and cash Equivalents	226	(600)
Cash and cash equivalents at beginning of year	687	913

Cash and cash equivalents at end of year	913	313

Supplemental schedule of cash flow information:
Cash paid during the year for:
Interest	11	4
Income taxes	-	1,678

The accompanying notes are an integral part of these financial statements.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS

1. The Company

Shanxi Puda Resources Co., Ltd. ("the Company") was established on 7 June 1995 as a company with limited liability under the laws of The People's Republic of China ("PRC"). The Company mainly processes and washes raw coal and sells from its plants in Shanxi Province, high-quality, low sulfur refined coal for industrial clients mainly in Central and Northern China.

The Company has a registered capital of RMB22,500,000 (US$2,217,000) which is fully paid-up. The owners of the Company are Mr. Zhao Ming (80%) and Mr. Zhao Yao (20%).

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America ("US GAAP").

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation and allowance for doubtful accounts receivable. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of December 31, 2003 and 2004 the Company did not have any cash equivalents.

(d) Short-term Investments

The Company classifies its marketable securities as trading securities. Trading securities are carried at readily determinable fair value, with the unrealized or realized gains and losses, if any, reported in other income in income statement. The cost of securities sold is based on the specific-identification method.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS

(e) Allowance for Doubtful Accounts

The Company recognizes an allowance for doubtful accounts to ensure accounts receivable are not overstated due to uncollectibility. An allowance for doubtful accounts is maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

(f) Inventories

Inventories comprise raw materials and finished goods and are stated at the lower of cost or market. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

(g) Property, Plant and Equipment, Net

Property, plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

Management considers that they have 10% residual value for buildings, and 5% residual value for other property, plant and equipment. The estimated useful lives are as follows:

Building and facility	20 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment and others	10 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations.

(h) Land Use Rights and Amortization

Land use right is stated at cost, less amortization. Amortization of land use right is calculated on the straight-line method, based on the period over which the right is granted by the relevant authorities in Shanxi, PRC.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

(i) Impairment of Assets

In accordance with Statement of Financial Accounting Standards ('SFAS") No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", the Company evaluates its long-lived assets to determine whether later events and circumstances warrant revised estimates of useful lives or a reduction in carrying value due to impairment. If indicators of impairment exist and if the value of the assets is impaired, an impairment loss would be recognized.

(j) Income Taxes

The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company reviewed the differences between tax basis under PRC tax laws and financial reporting under PRC GAAP, and no material differences were found, thus, there were no deferred tax assets or liabilities as of December 31, 2003 and 2004 for the Company.

Under current PRC tax laws, no tax is imposed in respect to distributions paid to owners except individual income tax.

(k) Revenue Recognition

Revenue from goods sold is recognized when title has passed to the purchaser, which generally is at the time of delivery.

(l) Foreign Currency Transactions

The Company's functional currency is Renminbi ("RMB") and its reporting currency is U.S. dollars. The Company's balance sheet accounts are translated into U.S. dollars at the year-end exchange rates and all revenue and expenses are translated into U.S. dollars at the average exchange rates prevailing during the periods in which these items arise. Translation gains and losses are deferred and accumulated as a component of other comprehensive income in owners' equity. Transaction gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are included in the statement of operations as incurred. The translation and transaction gains and losses were immaterial for the years ended December 31, 2003 and 2004.

The PRC government imposes significant exchange restrictions on fund transfers out of the PRC that are not related to business operations. These restrictions have not had a material impact on the Company because it has not engaged in any significant transactions that are subject to the restrictions.

(m) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Values of Financial Instruments", requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts, related party and other receivables, accounts payable, other payables and accrued expenses, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations.

(n) Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the year by the weighted average number of common shares outstanding for the year. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive.

For the years ended December 31, 2003 and 2004, earnings per share are not shown as there are no shares outstanding.

(o) Accumulated Other Comprehensive Income

Accumulated other comprehensive income represents the change in equity of the Company during the periods presented from foreign currency translation adjustments. These transactions are deemed immaterial for the years presented.

3. Allowance for Doubtful Receivables

Details of allowance for doubtful receivables deducted from accounts receivable are as follows:-
	December 31,
	2003	2004
	US$'000	US$'000
Balance, beginning of year	15	28
Additions	13	1

Balance, end of year	28	29

The Company did not have any bad debts in the years ended December 31, 2003 and 2004.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

4. Notes Receivable - Trade

Notes receivable are issued by banks for settlement of accounts receivable from customers. They are not factored and are non-interest bearing.

5. Related Party Transactions

As of December 31, 2003 and 2004, the Company had the following amounts due from/to related parties:-
	December 31,
	2003	2004
	US$'000	US$'000

Other receivable from Shanxi Puda Resources Group Limited ("Puda Group"), a related company with common owners	2,871	2,234

Other receivable from an owner, Zhao Ming	-	2

	2,871	2,236

Accounts payable to Shanxi Liulin Jucai Coal Industry Co., Limited. ("Jucai Coal"), a related company with common owner	114	268

Other payable to an owner, Zhao Yao	186	197

The balances are unsecured, interest-free and there are no fixed terms for repayment.

The amount payable to Zhao Yao represents land use right paid by him on behalf of the Company (see Note 8).

In 2001, the Company entered into agreements with Puda Group to lease an office and certain equipment. In the years ended December 31, 2003 and 2004, rental expenses payable to Puda Group were US$24,000 and US$24,000, respectively, which were charged to cost of revenue and general and administrative expenses in the statements of operations (see Note 11).

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

5. Related Party Transactions (continued)

By an agreement entered into between the Company and Puda Group on April 25, 2005, Puda Group agreed to pay all the tax liabilities (including surcharges and penalties) of the Company with retrospective effect from its establishment to December 31, 2004. As at December 31, 2003 and 2004, the Company has paid US$2,800,000 and US$5,768,000, respectively, to Puda Group for payment of income taxes and value-added tax ("VAT"). In December 2004, Puda Group paid the Company's income taxes of US$1,678,000 and VAT of US$1,950,000 to the China Tax Bureau. In April 2005, Puda Group paid the Company's VAT of US$251,000 to the China Tax Bureau. The directors expect that the Company's income tax for the year 2004 will be paid to the China Tax Bureau in July 2005 (see Note 10).

In 2001, the Company entered into an agreement with Jucai Coal to lease a coal washing plant. In the years ended December 31, 2003 and 2004, rental expenses in the amounts of US$604,000 and US$604,000, respectively, were paid to Jucai Coal and these rental expenses were charged to cost of revenue in the statements of operations (see Note 11).

In the years ended December 31, 2003 and 2004, the company purchased raw coal from Jucai Coal in the amounts of US$1,434,000 and US$1,556,000, respectively.

6. Inventories

As of December 31, 2003 and 2004, inventories consist of the following:
	December 31,
	2003	2004
	US$'000	US$'000
Raw materials	776	2,557
Finished goods	2,809	1,008

Total	3,585	3,565

There was no allowance for losses on inventories as of December 31, 2003 and 2004.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

7. Property, Plant and Equipment, Net

As of December 31, 2003 and 2004, property, plant and equipment consist of following:
	December 31,
	2003	2004
	US$'000	US$'000
Cost
Buildings and facility	427	427
Machinery equipment	633	633
Motor vehicles	254	254
Office equipment and others	76	76

	1,390	1,390

Accumulated depreciation
Buildings and facility	61	80
Machinery equipment	160	221
Motor vehicles	69	93
Office equipment and others	15	22

	305	416
Carrying value
Buildings and facility	366	347
Machinery equipment	473	412
Motor vehicles	185	161
Office equipment and others	61	54

	1,085	974

Depreciation expense for each of the years ended December 31, 2003 and 2004 was approximately US$111,000 and US$111,000, respectively. For 2004, the amount included in cost of sales and general and administrative expenses was approximately US$86,000 (2003: US$86,000) and US$25,000 (2003: US$25,000), respectively.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

8. Intangible Assets
	Land use right December 31,
	2003	2004
	US$'000	US$'000

Cost	197	197

Accumulated amortization	11	15

Carrying value	186	182

Land use right is located in Shanxi, PRC and is amortized over 50 years up to March 2051 (see Note 5).

Amortization expense for the years ended December 31, 2003 and 2004 was approximately US$4,000 and US$3,000 , respectively. The estimated aggregate amortization expense for the five years ending December 31, 2005, 2006, 2007, 2008 and 2009 amounts to approximately US$4,000, US$4,000 US$4,000, US$4,000 and US$4,000, respectively.

9. Notes Payable

Notes payable as of December 31, 2003 were unsecured. For the year ended December 31, 2003, all payments were made on a timely basis and no interest was assessed. As of December 31, 2004, there were no notes payable.

10. Income and Other Taxes Payable

By an agreement entered into between the Company and Puda Group on April 25, 2005, Puda Group agreed to pay all the tax liabilities (including surcharges and penalties) on behalf of the Company with retrospective effect from its establishment to December 31, 2004. The Company has advanced funds to Puda Group for payment of income tax and VAT (see Note 5).

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

11. Commitments and Contingencies

As of December 2003 and 2004, the Company leased equipment, plant and office premises under several operating lease agreements expiring in 2005, 2006 and 2008, respectively (see Note 5).

The future minimum lease payments under the above-mentioned leases as of December 31, 2003 and 2004 are as follows:-
December 31, 2004
Year	US$'000

2005	628
2006	560
2007	6
2008	6

1,200

The above future lease payments include amounts payable to Puda Group and Jucai Coal. The amounts payable to Puda Group for the years ending December 31, 2005, 2006 2007 and 2008 are US$24,000, US$6,000, US$6,000 and US$6,000, respectively. The amounts payable to Jucai Coal for the years ending December 31, 2005, 2006, 2007 and 2008 are US$604,000, US$554,000, US$nil and US$nil, respectively.

As of December 2003 and 2004, the Company did not have any contingent liabilities.

12. Profit Appropriation

In accordance with PRC regulations, the Company is required to make appropriations to the statutory surplus reserve fund, based on after-tax net income determined in accordance with PRC GAAP. According to the Memorandum and Articles of Association of the Company, appropriation to the statutory surplus reserve fund should be at least 10% of the after-tax net income determined in accordance with the PRC GAAP until the reserve fund is equal to 50% of the entity's registered capital. Appropriations to the statutory public welfare fund should be at least 5% of the after-tax net income determined in accordance with the PRC GAAP. Statutory surplus reserve is established for the purpose of remedying the Company's losses, expanding operations, or increasing registered capital, and is non-distributable other than in liquidation.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

13. Other Operating Expenses

These represent mainly charges incurred for a potential public listing in the United States of America.

14. Taxation

Pursuant to the PRC Income Tax Laws, the Company is subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax).

Details of income taxes in the statements of operations are as follows:-

	December 31,
	2003	2004
	US$'000	US$'000

Current year provision	1,234	1,866

A reconciliation between taxes computed at the statutory rate of 33% and the Company's effective tax rate is as follows:-
	December 31,
	2003	2004
	US$'000	US$'000

Income before income taxes	3,636	5,559

Income tax on pretax income at statutory rate of 33%	1,200	1,834
Effect of permanent differences	34	32

Income tax at effective rate	1,234	1,866

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

15. Concentrations and Credit Risk

The Company operates principally in the PRC and grants credit to its customers in this geographic region. Although the PRC is economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company's operations.

At December 31, 2004, the Company has a credit risk exposure of uninsured cash in banks of approximately US$313,000. The Company does not require collateral or other securities to support financial instruments that are subject to credit risk.

The net sales to customers representing at least 10% of net total sales are as follows:-
	December 31,
Customers	2003		2004
	US$'000%		US$'000%
Customer A	2,116	16	2,056	10
Customer B	1,677	13	-	-
Customer C	1,521	11	2,664	13
Customer D	1,518	11	-	-
Customer E	1,422	11	-	-
Customer F	1,296	10	-	-
Customer G	-	-	2,923	15

The following customers had balances greater than 10% of the total accounts receivable as of December 31, 2003 and 2004, respectively:
	December 31,
Customers	2003		2004
	US$'000%		US$'000%
Customer F	477	20	-	-
Customer H	381	16	-	-
Customer B	362	15	-	-
Customer C	262	11	451	16
Customer I	250	11	-	-
Customer E	-	-	327	12
Customer J	-	-	323	12

SHANXI PUDA RESOURCES CO., LTD.

NOTES TO FINANCIAL STATEMENTS (continued)

16. Retirement Benefits

The full-time employees of the Company are entitled to staff welfare benefits including medical care, casualty, housing benefits, education benefits, unemployment insurance and pension benefits through a Chinese government-mandated multi-employer defined contribution plan. The Company is required to accrue the employer-portion for these benefits based on certain percentages of the employees' salaries. The total provision for such employee benefits was US$63,000 and US$73,000 for the year ended December 31, 2003 and 2004, respectively and were recorded as accrued expenses. As of December 31, 2003 and 2004, the total amount included in accrued expenses for the provision is US$175,000 and $US$248,000, respectively. The Company is required to make contributions to the plans out of the amounts accrued for all staff welfare benefits except for education benefits. The contributions have not yet been made to the government social welfare organization for the year ended December 31, 2003 and 2004, respectively. The PRC government is responsible for the staff welfare benefits including medical care, casualty, housing benefits, unemployment insurance and pension benefits to be paid to these employees. The Company is responsible for the education benefits to be paid.

In the EITF Consensus 92-13, The Emerging Issues Task Force ("EITF") provides guidance regarding accounting for estimated payments in connection with the Coal industry Retiree Health Benefit Act of 1992, which requires enterprises that have ongoing operations in the coal industry to account for their obligations under the Act as either participation in a multi-employer plan or as a liability. The Company is only required to comply with the aforementioned separate contribution plan according to local statutory requirements regarding retiree health benefits, accordingly, the Consensus does not have impact on the Company's financial statements presented.

17. Black Lung Benefits

In the United States of America, companies are responsible under the Federal Coal Mine Health and Safety Act of 1969, as amended, and various states' statutes for the payment of medical and disability benefits to employees and their dependents resulting from occurrences of coal worker's pneumoconiosis disease (black lung). In the PRC, besides a uniform contribution plan described in note 12, there is no such special Act or regulatory requirements to cover occurrences of coal worker's black lung. The Company provides no provision for its workers' black lung benefits inasmuch as the aforesaid Act does not apply to the Company.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

18. New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued interpretation No. 46 "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity's expected losses, or is entitled to receive majority of the variable interest entity's residual returns, or both. In December 2003, the FASB issued a revised interpretation of FIN 46 ("FIN 46-R"), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. Both interpretations are effective immediately for any variable interest entity created subsequent to January 31, 2003, and for variable interest entities created before February 1, 2003, no later than the end of the first reporting period after March 15, 2004. The adoption of FIN 46-R has no impact on the Company's financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", which clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 has no impact on the Company's financial reporting and disclosures.

In May 2003, the FASB issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 revises the accounting for certain financial instruments that previously could be classified as liabilities (or, in some circumstances, assets) in the statement of financial condition. SFAS No. 150 also requires disclosure of the terms of those instruments and settlement alternatives. SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 has no impact on the Company's financial statements.

In December 2003, the FASB issued SFAS No. 132R "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS No. 132R"). This Statement revises disclosures by employers about pensions and other postretirement benefits. The additional disclosures are about the asset, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information must be provided separately for pension plans and other postretirement benefit plans. New disclosures for interim periods beginning after December 15, 2003 are also required by SFAS No. 132R. The adoption of SFAS No. 132R has no impact on the Company's financial statements.

SHANXI PUDA RESOURCES CO., LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

18. New Accounting Pronouncements (continued)

In December 2003, the staff of the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition, which supersedes SAB 101, "Revenue Recognition in Financial Statements." The primary purpose of SAB 104 is to rescind the accounting guidance included in SAB 101 about multiple element revenue arrangements. SAB 104 also revises the SEC's "Revenue Recognition in Financial Statements Frequently Asked Questions and Answers that have been codified in Topic 13. SAB 104 was effective immediately upon issuance and did not have a material impact of the Company's financial reporting and disclosures.

The FASB has issued SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosures". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted the disclosure requirements of SFAS No. 148. The Company has no stock-based compensation.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment, an Amendment of SFAS No. 123." SFAS No. 123R requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. The Company has no stock-based compensation.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets." The Statement is an amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. The adoption of SFAS No. 153 has no impact on the Company's financial statements.

PUDA COAL, INC.
UNAUDITED CONSOLIDATED BALANCE SHEET
(In thousand of United States dollars)

	Note(s)	September 30, 2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$ 5,944
Accounts receivable, net		3,621
Other receivables
- Related parties	3	17
- Third parties		36
Deposits and prepayments		846
Inventories	4	4,264

Total current assets		14,728

PROPERTY, PLANT AND EQUIPMENT, NET		890

INTANGIBLE ASSETS		179

TOTAL ASSETS		$ 15,797

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable
- Related party	3	$ 429
- Third parties		912
Other payables
- Related party	3	872
- Third parties		512
Accrued expenses		329
Income taxes payable		2,061
VAT payable		673
Distribution payable		989

Total current liabilities		6,777

STOCKHOLDERS' EQUITY
Preferred stock, authorized 5,000,000 shares, par value $0.01, issued and outstanding Nil		-
Common stock, authorized 150,000,000 shares, par value $0.01, issued and outstanding 73,750,000 shares		738

Paid-in capital		2,029
Statutory surplus reserve fund		1,366
Retained earnings		4,751
Accumulated other comprehensive income		136

Total stockholders' equity		9,020

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 15,797

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PUDA COAL, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousand of United States dollars, except per share data)

	Note(s)	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004

NET REVENUE		$ 18,037	$ 4,910	$ 31,056	$ 14,069

COST OF REVENUE		(13,835)	(3,259)	(24,123)	(8,630)

GROSS PROFIT		4,202	1,651	6,933	5,439

OPERATING EXPENSES
Selling expenses		354	102	555	244
General and administrative expenses		170	64	305	170
Other operating expenses	6	901	-	902	-

TOTAL OPERATING EXPENSES		1,425	166	1,762	414

INCOME FROM OPERATIONS		2,777	1,485	5,171	5,025

GAIN ON SHORT-TERM INVESTMENT		-	-	6	-

INTEREST INCOME/(EXPENSE)		2	-	3	(4)

INCOME BEFORE INCOME TAXES		2,779	1,485	5,180	5,021

INCOME TAXES	5	(1,232)	(498)	(2,043)	(1,678)

NET INCOME		1,547	987	3,137	3,343

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment		136	-	136	-

COMPREHENSIVE INCOME		$ 1,683	$ 987	$ 3,273	$ 3,343

EARNINGS PER SHARE (in dollars)		$ 0.02	$ 0.01	$ 0.04	$ 0.05

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING- BASIC AND DILUTED		73,750,000	73,189,674	73,715,934	71,266,391

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PUDA COAL, INC.
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the nine months ended September 30, 2005
(In thousand of United States dollars)
	COMMON STOCK		PAID-IN CAPITAL	STATUTORY SURPLUS RESERVE FUND	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME	TOTAL STOCKHOLDERS' EQUITY
	No. of shares	$'000	$'000	$'000	$'000	$'000	$'000

Balance, January 1, 2005, as recapitalized (Notes 1 and 7)	73,650,000	$ 737	$ 2,029	$ 1,243	$ 3,189	$ -	$ 7,198
Common shares issued, net of effect of 1:10 reverse stock split	100,000	1	-	-	-	-	1
Net income	-	-	-	-	3,137	-	3,137
Transfer to statutory reserve	-	-	-	123	(123)	-	-
Dividend distribution	-	-	-	-	(1,452)	-	(1,452)
Foreign currency translation adjustment	-	-	-	-	-	136	136

Balance, September 30, 2005-Unaudited	73,750,000	$ 738	$ 2,029	$ 1,366	$ 4,751	$ 136	$ 9,020

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PUDA COAL, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousand of United States dollars)
	Nine months ended September 30, 2005	Nine months ended September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 3,137	$ 3,343
Adjustments to reconcile net income to net cash used in operating activities:
Gain on short-term investment	(6)	-
Amortization of land use right	3	4
Depreciation	84	82
Changes in operating assets and liabilities:
Increase in accounts receivable	(899)	(611)
Decrease/(increase) in notes receivable	638	(373)
Decrease/(increase) in other receivables, deposits and prepayments	1,934	(2,815)
Increase in inventories	(699)	(361)
Increase in accounts payable	625	4
Decrease in notes payable	-	(72)
Increase in accrued expenses	81	57
Decrease in advance from customers	-	(368)
Increase in other payables	896	112
Increase in income tax payable	53	1,681
Increase in VAT payable	422	846
Net cash provided by operating activities	6,269	1,529

CASH FLOWS FROM INVESTING ACTIVITES
Sale proceeds from short-term investment	123	-
Purchase of short-term investment	-	(121)

Net cash provided by/(used in) investing activities	123	(121)

CASH FLOWS FROM FINANCING ACTIVITES
Additional paid-in capital	50	-
Distribution paid to owners of a subsidiary	(947)	(1,270)

Net cash used in financing activities	(897)	(1,270)

Effect of exchange rate changes on cash	136	-

Net increase in cash and cash equivalents	5,631	138
Cash and cash equivalents at beginning of period	313	913

Cash and cash equivalents at end of period	$ 5,944	$ 1,051

Supplemental schedule of cash flow information:
Cash paid during the period for:
Interest	$ -	$ 4
Income taxes	$ -	$ -

The accompanying notes are an integral part of these unaudited consolidated financial statements.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2005

1. The Company

Puda Coal, Inc. (formerly, Purezza Group, Inc.) ("the Company" or "Puda Coal") was incorporated in Florida on August 9, 2001. On July 15, 2005, Puda Coal acquired all the outstanding capital stock and ownership interests of Puda Investment Holding Limited ("Puda BVI") and Puda BVI became a wholly-owned subsidiary of Puda Coal. In exchange, Puda Coal issued to the Puda BVI members 1,000,000 shares of Series A convertible preferred stock, par value $0.01 per share, of Puda Coal, which are convertible into 678,500,000 shares of Puda Coal's common stock. The purchase agreement provided that preferred shares would immediately and automatically be converted into shares of Puda Coal's common stock (the "Mandatory Conversion"), following an increase in the number of authorized shares of Puda Coal's common stock from 100,000,000 to 150,000,000, and a 1 for 10 reverse stock split of Puda Coal's outstanding common stock. All share data have been retroactively adjusted for the split. On August 2, 2005, the authorized number of shares of common stock of Puda Coal was increased from 100,000,000 shares to 150,000,000 shares. On September 8, 2005, Puda Coal completed a 1 for 10 reverse stock split of its outstanding common stock. Following the Mandatory Conversion of preferred shares and reverse split, the Puda BVI members received, in the aggregate, approximately 67,850,000 shares of Puda Coal's common stock, representing 92% of the outstanding shares of Puda Coal's common stock. The existing stockholders of Puda Coal own approximately 5,900,000 shares of Puda Coal's common stock, representing 8% of the outstanding shares of common stock.

Puda BVI, in turn, owns all of the registered capital of Taiyuan Putai Business Consulting Co., Ltd. ("Putai"), a wholly foreign owned enterprise ("WFOE") registered under the wholly foreign-owned enterprises laws of the People's Republic of China ("PRC"). Puda BVI was an International Business Company incorporated in the British Virgin Islands on August 19, 2004. Puda BVI has a registered capital of $50,000. Puda BVI did not have any operating activities from August 19, 2004 (inception) to September 30, 2005.

Putai was incorporated on November 5, 2004. Putai has a registered capital of $20,000. Putai did not have any operating activities from November 5, 2004 (inception) until June 24, 2005.

Shanxi Puda Resources Co., Ltd. ("Puda") was established on June 7, 1995 as a company with limited liability under the laws of PRC. Puda mainly processes and washes raw coal and sells from its plants in Shanxi Province, high-quality, low sulfur refined coal for industrial clients mainly in Central and Northern China. Puda has a registered capital of RMB22,500,000 ($2,717,000) which is fully paid-up. The owners of Puda are Mr. Zhao Ming (80%) and Mr. Zhao Yao (20%).

On June 24, 2005, Putai and Puda entered into an Exclusive Consulting Agreement, an Operating Agreement, and a Technology License Agreement. Under these agreements, Putai has agreed to advise, consult, manage and operate Puda's business, to provide certain financial accommodations to Puda, and to license certain technology to Puda for use in its business, in exchange for Puda's payment of all of its operating cash flow to Putai. Each of the holders of the registered capital of Puda also granted Putai the exclusive right and option to acquire all of their registered capital of Puda and further authorized Putai to exercise the voting rights of the owners of the registered capital of Puda and to act as the representative for such holders in all matters respecting Puda's registered capital.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

1. The Company - Continued

The unaudited consolidated balance sheet as of September 30, 2005 includes Puda Coal, Puda BVI, Putai and Puda ('the Group") and the unaudited consolidated statement of operations for the three months ended September 30, 2005 and for the nine months ended September 30, 2005 include Puda for the full periods, Puda BVI and Putai from June 24, 2005, and Puda Coal from July 15, 2005. The statement of operations for the three months ended September 30, 2004 and for the nine months ended September 30, 2004 include Puda only.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments have been included and all adjustments considered necessary to make the interim financial statements not misleading have been included and such adjustments are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the financial statements of Puda for the year ended December 31, 2004 and notes thereto contained in the Report on Form 8-K of Puda Coal dated July 15, 2005 as filed with the Securities and Exchange Commission (the "Commission"). The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results for the full fiscal year ending December 31, 2005.

(b) Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported periods. Significant estimates include depreciation and allowance for doubtful accounts receivable. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of September 30, 2005, the Group did not have any cash equivalents.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

(d) Inventories

Inventories comprise raw materials and finished goods and are stated at the lower of cost or market value. Substantially all inventory costs are determined using the weighted average basis. Costs of finished goods include direct labor, direct materials, and production overhead before the goods are ready for sale. Inventory costs do not exceed net realizable value.

(e)Property, Plant and Equipment, Net

Property, plant and equipment is stated at cost. Depreciation is provided principally by use of the straight-line method over the useful lives of the related assets. Expenditures for maintenance and repairs, which do not improve or extend the expected useful life of the assets, are expensed to operations while major repairs are capitalized.

Management estimates that it has a 10% residual value for buildings, and a 5% residual value for other property, plant and equipment. The estimated useful lives are as follows:

Building and facility	20 years
Machinery and equipment	10 years
Motor vehicles	10 years
Office equipment and others	10 years

The gain or loss on disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets, and, if any, is recognized in the statements of operations.

(f) Land Use Rights and Amortization

Land use right is stated at cost, less amortization. Amortization of land use right is calculated on the straight-line method, based on the period over which the right is granted by the relevant authorities in Shanxi, PRC.

(g) Income Taxes

The Group accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Group reviewed the differences between tax basis under PRC tax laws and financial reporting under US GAAP, and no material differences were found, thus, there were no deferred tax assets or liabilities as of September 30, 2005 for the Group.

(h) Revenue Recognition

Revenue from goods sold is recognized when title has passed to the purchaser, which generally is at the time of delivery.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

(i) Earnings Per Share

Basic earnings per share is computed by dividing the earnings for the period by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities by including other potential common stock, including stock options and warrants, in the weighted average number of common shares outstanding for a period, if dilutive. Shares issued in the exchange (see Note 1) are presented outstanding for all periods.

(j) Foreign Currency Translation

The reporting currency of the Group is the U.S. dollar. Puda uses its local currency, Renminbi, as its functional currency. Results of operations and cash flow are translated at average exchange rates during the period, and assets and liabilities are translated at the end of period exchange rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the consolidated statement of stockholders' equity. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. These amounts are not material to the consolidated financial statements.

3. Related Party Transactions

As of September 30, 2005, the Group had the following amounts due from/to related parties:-

September 30, 2005
$'000

Other receivable from an owner, Zhao Ming	$ 17

Accounts payable to Shanxi Liulin Jucai Coal Industry Co., Limited ("Jucai Coal"), a related company with a common owner	$ 429

Other payable to Shanxi Puda Resources Group Limited ("Puda Group"), a related company with common owners	$ 671

Other payable to an owner, Zhao Yao	201
$ 872

The balances are unsecured, interest-free and there are no fixed terms for repayment.

The amount payable to Zhao Yao represents land use right paid by him on behalf of the Group.

In 2001, Puda entered into agreements with Puda Group to lease an office and certain equipment. In the three months ended September 30, 2005 and September 30, 2004, rental expenses under these agreements were $5,000 and $5,000, respectively. In the nine months ended September 30, 2005 and September 30, 2004, rental expenses under these agreements were $21,000 and $21,000, respectively.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

By an agreement entered into between Puda and Puda Group on April 25, 2005, Puda Group agreed to pay all the tax liabilities (including surcharges and penalties) of Puda with retrospective effect from its establishment to December 31, 2004. For the three months ended September 30, 2005 and September 30, 2004, Puda has paid $Nil and $781,000, respectively, to Puda Group for payment of income taxes and value-added tax ("VAT"). For the nine months ended September 30, 2005 and September 30, 2004, the Company has paid $251,000 and $2,504,000 respectively, to Puda Group for payment of income taxes and VAT. In December 2004, Puda Group paid Puda's income taxes of $1,678,000 and VAT of $1,950,000 to the China Tax Bureau. In April 2005, Puda Group paid Puda's VAT of $251,000 to the China Tax Bureau. In September 2005, Puda Group paid Puda's income taxes of $2,054,000 to the China Tax Bureau.

3. Related Party Transactions (continued)

In the three and nine months ended September 30, 2005 and September 30, 2004, Puda Group paid professional and regulatory charges related to the public listing on behalf of the Group in the amounts of $901,000 and $nil, respectively (see Note 6). The balance payable to Puda Group included these charges payable of $901,000 and the net amounts of other receivables of $230,000 for a net other payable of $671,000.

In 2001, Puda entered into an agreement with Jucai Coal to lease a coal washing plant. In the three months ended September 30, 2005 and September 30, 2004, rental expenses in the amounts of $154,000 and $151,000, respectively, were paid to Jucai Coal. In the nine months ended September 30, 2005 and September 30, 2004, rental expenses in the amounts of $456,000 and $453,000, respectively, were paid to Jucai Coal and these rental expenses were charged to cost of revenue in the statements of operations.

In the three months ended September 30, 2005 and September 30, 2004, Puda purchased raw coal from Jucai Coal in the amounts of $2,342,000 and $690,000 respectively. In the nine months ended September 30, 2005 and September 30, 2004, Puda purchased raw coal from Jucai Coal in the amounts of $3,631,000 and $1,094,000, respectively.

4. Inventories

As of September 30, 2005, inventories consist of the following:

September 30, 2005
$'000
Raw materials	$ 2,293
Finished goods	1,971

Total	$ 4,264

There was no allowance for losses on inventories as of September 30, 2005.

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

5. Taxation

Pursuant to the PRC Income Tax Laws, the Group is subject to enterprise income tax at a statutory rate of 33% (30% national income tax plus 3% local income tax).

Details of income taxes in the statements of operations are as follows:-

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	$'000	$'000	$'000	$'000

Current period provision	$ 1,232	$ 498	$ 2,043	$ 1,678

A reconciliation between taxes computed at the statutory rate of 33% and the Group's effective tax rate is as follows:-

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004
	$'000	$'000	$'000	$'000

Income before income taxes	$ 2,779	$ 1,485	$ 5,180	$ 5,021

Income tax on pretax income at statutory rate of 33%	$ 917	$ 490	$ 1,709	$ 1,657
Effect of permanent differences	315	8	334	21

Income tax at effective rate	$ 1,232	$ 498	$ 2,043	$ 1,678

6. Other Operating Expenses

Other operating expenses of $901,000 in the three months ended September 30, 2005 and of $902,000 in the nine months ended September 30, 2005 were mainly professional and regulatory charges related to the public listing (see Note 3).

PUDA COAL, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS-(Continued)
September 30, 2005

7. Common Stock

The number of shares of common stock presented as outstanding as of January 1, 2005 in the consolidated statement of changes in stockholders' equity includes the shares issued by the Company as a result of reorganization as described in Note 1. Details of the number of shares presented is as follows:

Number of shares

Outstanding shares as at January 1, 2005 prior to the reorganization	58,000,000

Common stock converted from preferred stock issued as a result of the reorganization	678,500,000
Effect of the 1 for 10 reverse stock split	(662,850,000)

Number of shares of common stock presented in the consolidated statement of changes in stockholders' equity as of January 1, 2005	73,650,000

PART II

LIMITATION OF LIABILITY AND INDEMNIFICATION

        Pursuant to Florida law, Puda Coal has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

        As to indemnification for liabilities arising under the Securities Act for directors, officers or persons controlling Puda Coal, we have been informed that in the opinion of the SEC such indemnification is against public policy and unenforceable.

Item 25. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses expected to be incurred in connection with the sale and distribution of the securities being registered, all of which will be borne the Registrant (not including any underwriting discounts and commissions and expenses incurred by the Selling Security Holders for brokerage, accounting, tax, or legal services or any other expenses incurred by the Selling Security Holders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.
Securities and Exchange registration fee
Printing expenses
Legal fees and expenses
Accounting fees and expenses
Blue sky fees and expenses
Transfer Agent and Registrar fees and expenses
Miscellaneous
Total:

Item 26. Recent Sales of Unregistered Securities

        Information concerning all securities that we sold without registering them under the Securities Act is incorporated by reference to information contained as indicated in the following reports filed with the SEC:

(1)	Current Report on Form 8-K file November 23, 2005

(2)	Current Report on form 8-K filed September 9, 2004

        For information concerning the purchasers in our unregistered offerings and regarding commissions and fees paid to underwriters, see the information presented under the heading "Certain Relationships and Related Party Transactions" in the prospectus contained in this registration statement, which is incorporated by reference.

Item 27. Exhibits and Financial Statement Schedules

        The following exhibits are filed as part of this registration statement:

3.1	Articles of Incorporation (incorporated by reference to Current Report of the Company on Form 8-K file September 21, 2005)

3.2	By-Laws (incorporated by reference to Exhibit 3.2 to SB-2/A , File #333-85306 filed on April 1, 2003

10.1	Stock Purchase Agreement dated April 23, 2004, among the Keating Reverse Merger Fund, LLC, Purezza Group, Inc. and International Equities Group, Inc., (incorporated by reference to Exhibit ___ of Current Report of the Company filed on Form 8-K on May 14, 2005)

10.2	Exchange Agreement by and among Purezza Group, Inc., Taiyuan Putai Business Consulting Co., Ltd., Shanxi Puda Resources Co, Ltd., Puda Investment Holding Limited, and each member of Puda BVI dated June 20, 2005 (incorporated by reference to Exhibit 2.1 Current Report of the Company filed on Form 8-K on June 24, 2005)

10.3	Technology License Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.1 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.4	Operating Agreement dated June 24, 2005 between Puda, Putai, Zhao Ming and Zhao Yao (incorporated by reference to Exhibit 10.2 to Exhibit 10.3 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.5	Exclusive Consulting Agreement dated June 24, 2005 between Puda and Putai (incorporated by reference to Exhibit 10.3 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.6	Exclusive Option Agreement dated June 24, 2005 between Puda, Putai, Zhao Ming and Zhao Yao (incorporated by reference to Exhibit 10.4 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.7	Authorization dated June 24, 2005 between Puda, Putai and Zhao Ming (incorporated by reference to Exhibit 10.5 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.8	Authorization dated June 24, 2005 between Puda, Putai and Zhao Yao (incorporated by reference to Exhibit 10.6 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.9	Financial Advisory Agreement dated June 29, 2005, between Purezza and Keating Securities, LLC. (incorporated by reference to Exhibit 10.7 to Current Report of the Company filed on Form 8-K on July 18, 2005)

10.10	Form of Subscription Agreement dated November 18, 2005 entered into by Puda Coal, Inc. and the Investors (incorporated by reference to Exhibit 99.1 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.11	Form of Note dated November 18, 2005(incorporated by reference to Exhibit 99.2 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.12	Form of Warrant dated November 18, 2005(incorporated by reference to Exhibit 99.3 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.13	Zhang Yang Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Resources Co., Ltd. and Shanxi Puda Resources Group Limited (incorporated by reference to Exhibit 99.5 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.14	Coking Coal Supply Agreement dated November 17, 2005 between Shanxi Puda Resources Co., Ltd. and Jucai Coal Industry Co. (incorporated by reference to Exhibit 99.4 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.15	Liu Lin Plant Conveyance Agreement dated November 17, 2005 between Shanxi Puda Resources Co., Ltd. and Shanxi Puda Resources Group Limited (incorporated by reference to Exhibit 99.6 to Current Report of the Company filed on Form 8-K on November 23, 2005)

10.16	Note & Indebtedness Subordination Agreement dated November 17, 2005 among Puda Coal, Inc., Shanxi Puda Resources Co., Ltd., Shanxi Puda Resources Group Limited, and Taiyuan Putai Business Consulting Co., Ltd. (incorporated by reference to Exhibit 99.7 to Current Report of the Company filed on Form 8-K on November 23, 2005)

16.1	Letter from Durland & Company, CPA's, P.A. dated July 19, 2005 regarding change in certifying accountant (incorporated by reference to Exhibit 16/1.7 to Current Report of the Company filed on Form 8-K filed July 22, 2005

*23.1	Consent of Moore Stephens

______________________________
* Filed herewith

Item 28. Undertakings

          (a) The undersigned registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the amount of volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

                              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of the filing on Form SB-2 and authorized the registration statement to be signed on its behalf by the undersigned in Taiyuan, Shanxi Province, The People's Republic of China on December 16, 2005
PUDA COAL, INC.

By: /s/ Zhao Ming Zhao Ming Chief Executive Officer and President

          Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Zhao Ming Zhao Ming.	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	December , 2005

/s/ Jin Xia Jin Xia	Chief Financial Officer (Principal Financial Officer)	December ,2005

/s/ Zhao Yao Zhao Yao	Chief Operating Officer	December , 2005

/s/ Wang Lisheng Wang Lisheng	Director	December , 2005